SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2021 to June 30, 2021)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (KEPCO)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4213

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF) and other overseas businesses and related investments.

4.	Consolidated subsidiaries

	(As of June 30, 2021)

Listed	Unlisted	Total
2	142	144

5.	Major changes in management

A.	On February 1, 2021, Mr. Park, Hyung-Duck and Mr. Kim, Sung-Arm resigned from his position.

B.	On March 25, 2021, Mr. Kim, Tae-Ok was appointed as a standing director in replacement of Mr. Kim, Sung-Arm, who resigned from his position.

C.

On April 14, 2021, Mr. Park, Hyo-Sung, Mr. Lee, Kee-Man and Mr. Hwang, Cheol-Ho were appointed non-standing directors in replacement of Mr. Kim, Jwa-Kwan, Mr. Yang, Bong-Ryull and Mr. Jung, Yeon-Gil whose term of office expired.

D.	On May 28, 2021, Mr. Cheong, Seung-Il was appointed as the President and Chief Executive Officer in replacement of Mr. JongKap KIM whose term of office expired.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: Won 3,210 billion (Authorized capital: Won 6 trillion)

B.	Total number of issued shares: 641,964,077

(Total number of shares authorized to for issuance: 1,200,000,000)

C.	Dividends: Dividend payments for fiscal year 2020 was Won 1,216 per share. KEPCO did not pay any dividends for fiscal year 2019 and 2018.

II.	Business Overview

1.	Consolidated financial results by segment for a six-month period ended June 30, 2021 and 2020

	(In billions of Won)

	January to June 2020		January to June 2021
	Sales	Operating profit	Sales	Operating profit
Electricity sales	27,855	-36	28,260	-2,005
Nuclear generation	4,798	629	5,451	1,357
Thermal generation	10,253	112	10,737	182
Others(*)	1,926	142	2,169	229
Subtotal	44,833	848	46,617	-237
Adjustment for related- party transactions	-16,667	-27	-18,023	44

Total	28,166	820	28,594	-193

•	The figures may not add up to the relevant total numbers due to rounding.

(*)	Others relate to subsidiaries including KEPCO E&C, KEPCO KPS, KEPCO NF and KEPCO KDN, among others.

2.	Changes in unit prices of major products

				(In Won per kWh)

Business sector		Company	January to June 2020	January to June 2021
Electricity sold	Residential		108.69	107.03
	Commercial		128.01	125.33
	Educational		104.14	96.84
	Industrial	KEPCO	105.39	102.84
	Agricultural		48.65	45.75
	Street lighting		114.91	112.87
	Overnight usage		67.21	65.14
Electricity from nuclear generation	Nuclear Generation	KHNP	57.70	69.72

Electricity from thermal generation	Thermal generation	KOSEP	92.40	99.99
		KOMIPO	84.02	89.15
		KOWEPO	95.02	96.90
		KOSPO	101.97	99.52
		EWP	89.04	102.62

3.	Power purchase from generation companies for a six-month period ended June 30, 2021

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	75,930	5,301
KOSEP	20,652	1,808
KOMIPO	21,756	2,072
KOWEPO	20,708	2,005
KOSPO	21,369	2,125
EWP	20,398	2,031
Others	88,222	8,198

Total	269,035	23,540

4.	Intellectual property as of June 30, 2021

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	2,592	17	100	71	2,780
Generation subsidiaries	3,311	85	57	207	3,660

Total	5,903	102	157	278	6,440

III.	Financial Information

1.	Condensed consolidated financial results as of and for a six-month period ended June 30, 2020 and 2021

					(In billions of Won)
Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to June 2020	January to June 2021	Change (%)		December 31, 2020	June 30, 2021	Change (%)
Sales	28,166	28,594	1.5	Total assets	203,142	206,983	1.9
Operating profit	820	-193	n/m	Total liabilities	132,475	137,290	3.6
Net income	256	-555	n/m	Total equity	70,667	69,693	-1.4

2.	Condensed separate financial results as of and for a six-month period ended June 30, 2020 and 2021

					(In billions of Won)
Separate statements of comprehensive income				Separate statements of financial position
	January to June 2020	January to June 2021	Change (%)		December 31, 2020	June 30, 2021	Change (%)
Sales	27,855	28,260	1.5	Total assets	113,103	114,335	1.1
Operating profit	-36	-2,005	n/m	Total liabilities	59,772	62,950	5.3
Net income	38	-1,206	n/m	Total equity	53,331	51,385	-3.7

IV.	Board of Directors (KEPCO Only)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors.

2. Board meetings and agenda for a six-month period ended June 30, 2021

		Classification
Number of meetings	Number of agendas	Resolutions	Reports
8	26	21	5

*	The audit committee held 7 meetings with 22 agenda (of which, 9 were approved as proposed and 13 were accepted as reported).

3. Major activities of the Board of Directors

Date	Agenda	Results	Type
January 15, 2021	Approval of the safety management plan of 2020	Approved as proposed	Resolution
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Report on liquidation of the fund relating to overseas exploration and production projects	Accepted as reported	Report

February 9, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Approved as proposed	Resolution

February 19, 2021	Approval to call for the annual general meeting of shareholders for the fiscal year 2020	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2020	Approved as proposed	Resolution
	Approval of Agreement on Management Performance Assessment for the President & CEO	Approved as proposed	Resolution

	Approval of amendments to the Articles of Incorporation	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2021	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2020	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2020	Accepted as reported	Report
	Report on audit results for 2020	Accepted as reported	Report

March 5, 2021	Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2020	Approved as proposed	Resolution

	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval to revise the call for the annual general meeting of shareholders for the fiscal year 2020	Approved as proposed	Resolution

April 16, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution

May 13, 2021	Approval of nomination of the candidate of a member of Audit Committee	Approved as proposed	Resolution

	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021	Approved as proposed	Resolution

May 21, 2021	Approval of personnel increase	Approved as proposed	Resolution
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of the additional contribution to Korea Institute of Energy Technology (KENTECH, previously disclosed as KEPCO Tech University)	Approved as proposed	Resolution
	Report on audit results for the first quarter of 2021	Accepted as reported	Report

June 25, 2021	Approval of the mid-to-long term financial management plan (2021-2025)	Approved as proposed	Resolution

	Approval of amendment to the Terms and Condition for Electricity Supply	Approved as proposed	Resolution

	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020	Approved as proposed	Resolution

4. Attendance Status of Non-standing directors

Date	Agenda	Kim, Jwa- Kwan	Yang, Bong- Ryull	Jung, Yeon- Gil	Noh, Geum- Sun	Choi, Seung- Kook	Park, Jong- Bae	Seong, Si- Heon	Bang, Su- Ran	Park, Hyo- Sung	Lee, Kee- Man	Hwang, Cheol- Ho
January 15, 2021	Approval of the safety management plan of 2020	For	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	For	For	For	For	For	For	For	For
	Report on liquidation of the fund relating to overseas exploration and production projects	Agenda for Report

February 9, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	For	For	For	For	For	For	For	For	Before Appointment	Before Appointment	Before Appointment

February 19, 2021	Approval to call for the annual general meeting of shareholders for the fiscal year 2020	Absent	For	For	For	For	For	Absent	For	Before Appointment	Before Appointment	Before Appointment
	Approval of consolidated and separate financial statements for the fiscal year 2020	Absent	For	For	For	For	For	Absent	For
	Approval of Agreement on Management Performance Assessment for the President & CEO	Absent	For	For	For	For	For	Absent	For
	Approval of amendments to the Articles of Incorporation	Absent	For	For	For	For	For	Absent	For
	Approval of the maximum aggregate amount of remuneration for directors in 2021	Absent	For	For	For	For	For	Absent	For
	Report on internal control over financial reporting for the fiscal year 2020	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2020	Agenda for Report
	Report on audit results for 2020	Agenda for Report

March 5, 2021	Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2020	For	Absent	For	For	For	For	Absent	For	Before Appointment	Before Appointment	Before Appointment
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	Absent	For	For	For	For	Absent	For
	Approval to revise the call for the annual general meeting of shareholders for the fiscal year 2020	For	Absent	For	For	For	For	Absent	For

April 16, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Retired	Retired	Retired	For	For	For	For	For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare				For	For	For	For	For	For	For	For

May 13, 2021	Approval of nomination of the candidate of a member of Audit Committee	Retired	Retired	Retired	For	For	For	For	For	For	For	For
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021				For	For	For	For	For	For	For	For
May 21, 2021	Approval of personnel increase	Retired	Retired	Retired	For	For	For	For	For	For	For	For
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders				For	For	For	For	For	For	For	For
	Approval of the additional contribution to Korea Institute of Energy Technology (KENTECH, previously disclosed as KEPCO Tech University)				For	For	For	For	For	For	For	For
	Report on audit results for the first quarter of 2021	Agenda for Report

June 25, 2021	Approval of the mid-to-long term financial management plan (2021-2025)	Retired	Retired	Retired	For	For	Absent	For	For	For	For	For
	Approval of amendment to the Terms and Condition for Electricity Supply				For	For	Absent	For	For	For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020				For	For	Absent	For	For	For	For	For

Attendance Rate		75%	75%	100%	100%	100%	87.5%	75%	100%	100%	100%	100%

5. Attendance Status of Standing directors

Date	Agenda	Cheong, Seung- Il	Choi, Young- Ho	Lee, Heyn- Bin	Lim, Hyun- Seung	Park, Heon- Gyu	Lee, Jong- Hwan	Kim, Tae- Ok	Jong Kap KIM	Park, Hyung- Duck	Kim, Sung- Arm
January 15, 2021	Approval of the safety management plan of 2020	Before Appointment	For	For	For	Before Appointment	For	Before Appointment	For	For	For
	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director		For	For	For		For		For	For	For
	Report on liquidation of the fund relating to overseas exploration and production projects	Agenda for Report

February 9, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Before Appointment	For	For	For	Before Appointment	For	Before Appointment	For	Retired	Retired

February 19, 2021	Approval to call for the annual general meeting of shareholders for the fiscal year 2020	Before Appointment	For	For	For	Before Appointment	For	Before Appointment	Absent	Retired	Retired
	Approval of consolidated and separate financial statements for the fiscal year 2020		For	For	For		For		Absent
	Approval of Agreement on Management Performance Assessment for the President & CEO		For	For	For		For		Absent
	Approval of amendments to the Articles of Incorporation		For	For	For		For		Absent
	Approval of the maximum aggregate amount of remuneration for directors in 2021		For	For	For		For		Absent
	Report on internal control over financial reporting for the fiscal year 2020	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2020	Agenda for Report
	Report on audit results for 2020	Agenda for Report

March 5, 2021	Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2020	Before Appointment	For	For	For	Before Appointment	For	Before Appointment	For	Retired	Retired
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders		For	For	For		For		For
	Approval to revise the call for the annual general meeting of shareholders for the fiscal year 2020		For	For	For		For		For

April 16, 2021	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Before Appointment	For	For	For	Before Appointment	For	For	For	Retired	Retired
	Approval of amendments to the Regulation for Employee Remuneration and Welfare		For	For	For		For	For	For

May 13, 2021	Approval of nomination of the candidate of a member of Audit Committee	Before Appointment	For	For	For	Before Appointment	For	For	For	Retired	Retired
	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021		For	For	For		For	For	For

May 21, 2021	Approval of personnel increase	Before Appointment	For	For	For	Before Appointment	For	For	For	Retired	Retired
	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders		For	For	For		For	For	For
	Approval of the additional contribution to Korea Institute of Energy Technology (KENTECH, previously disclosed as KEPCO Tech University)		For	For	For		For	For	For
	Report on audit results for the first quarter of 2021	Agenda for Report

June 25, 2021	Approval of the mid-to-long term financial management plan (2021-2025)	For	For	For	For	For	For	For	Retired	Retired	Retired
	Approval of amendment to the Terms and Condition for Electricity Supply	For	For	For	For	For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2020	For	For	For	For	For	For	For

Attendance Rate		100%	100%	100%	100%	100%	100%	100%	85.7%	100%	100%

6. Major activities of the Audit Committee

Date	Agenda	Results	Type
January 15, 2021	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of Audit plans for 2021	Approved as proposed	Resolution
	Report on Audit education plans in 2021	Accepted as reported	Report
	Prior report on independence of independent auditors	Accepted as reported	Report

February 19, 2021	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2020	Approved as proposed	Resolution

	Report on internal control over financial reporting for the fiscal year 2020	Accepted as reported	Report

	Report on the evaluation on internal control over financial reporting for the fiscal year 2020	Accepted as reported	Report

	Report on audit progress by independent auditors for fiscal year 2020	Accepted as reported	Report

	Report on audit results for 2020	Accepted as reported	Report
March 12, 2021	Approval of investigation result on the agenda for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2020	Accepted as reported	Report

April 16, 2021	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution

	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution

	Report on the Form 20-F for the fiscal year 2020 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported	Report

	Auditor’s report for the fiscal year 2020 in accordance with U.S. accounting principles	Accepted as reported	Report

April 28, 2021	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

May 21, 2021	Report on audit results for the first quarter of 2021	Accepted as reported	Report

	Auditor’s review report for the first quarter of 2021	Accepted as reported	Report

June 25, 2021	Approval of post evaluation results on independent auditor	Accepted as reported	Report
	Independent auditor’s report on the audit plans for the fiscal year 2021	Accepted as reported	Report

July 21, 2021	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

	Approval of joint selection of independent auditors for the period from fiscal year 2022 to 2024	Approved as proposed	Resolution

	Report on the audit progress by independent auditor and its independence	Accepted as reported	Report

	Report on accounting principles for the cost pass-through tariff system	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee

Date	Agenda	Noh, Geum-Sun	Jung, Yeon-Gil	Park, Hyo-Sung	Choi, Young-Ho
January 15, 2021	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Before Appointment	Attended
Prior approval for non-audit service for subsidiaries by the independent auditor
Approval of Audit plans for 2021
Report on Audit education plans in 2021
Prior report on independence of independent auditors

February 19, 2021	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2020	Attended	Attended	Before Appointment	Attended
Report on internal control over financial reporting for the fiscal year 2020
Report on the evaluation on internal control over financial reporting for the fiscal year 2020
Report on audit progress by independent auditors for fiscal year 2020
Report on audit results for 2020

March 12, 2021	Approval of investigation result on the agenda for the annual general meeting of shareholders	Attended	Attended	Before Appointment	Attended
Approval of auditor’s report for the annual general meeting of shareholders
Report on audit results by the independent auditor for the fiscal year 2020

April 16, 2021	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Before Appointment	Attended
Prior approval for non-audit service for subsidiaries by the independent auditor
Report on the Form 20-F for the fiscal year 2020 to be filed with the U.S. Securities and Exchange Commission
Auditor’s report for the fiscal year 2020 in accordance with U.S. accounting principles

April 28, 2021	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Attended	Before Appointment	Attended

May 21, 2021	Report on audit results for the first quarter of 2021	Attended	Attended	Before Appointment	Attended
Auditor’s review report for the first quarter of 2021

June 25, 2021	Approval of post evaluation results on independent auditor	Attended	Retired	Attended	Attended
	Independent auditor’s report on the audit plans for the fiscal year 2021

July 21, 2021	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Retired	Attended	Attended
	Approval of joint selection of independent auditors for the period from fiscal year 2022 to 2024
	Report on the audit progress by independent auditor and its independence
	Report on accounting principles for the cost pass-through tariff system

Attendance Rate		100%	100%	100%	100%

V.	Shareholder’s Meetings

1.	Summary of shareholder’s meetings for a six-month period ended June 30, 2021

Type	Agenda	Results
Annual General Meeting held on March 25, 2021	Approval of the consolidated and separate financial statements for the fiscal year 2020	Approved as proposed
	Approval of the maximum aggregate amount of remuneration for directors in 2021	Approved as proposed
	Election of a Standing Director	Approved as proposed
	Approval of amendments to the Articles of Incorporation	Approved as proposed

Extraordinary General Meeting held on May 28, 2021	Election of the President & CEO	Approved as proposed
	Election of a Standing Director	Approved as proposed
	Election of a Non-Standing Director as a Member of the Audit Committee	Approved as proposed

VI.	Shareholders

1.	List of shareholders as of June 30, 2021

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	42,434,090	6.61
Public (Non-Koreans)	Common Shares	1,207	73,544,260	11.46
	American depositary shares (ADS)	1	26,079,653	4.06
	Public (Koreans)	692,742	171,829,016	26.77
	Total	693,953	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII.	Directors and employees as of and for a six-month period ended June 30, 2021 (KEPCO Only)

1.	Directors

				(In thousands of Won)
Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	799,525	133,254	Excluding members of the Audit Committee
Non-standing director		6	90,000	15,000
Member of Audit Committee	Standing director	1	125,942	125,942	—
	Non-standing director	2	30,000	15,000	—

Total		15	1,045,467	69,698	—

2.	Employees

					(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	18,106	83	18,189	15.2	813,981,036	44,751
Female	5,092	52	5,144	12.9	186,784,022	36,311

Total	23,198	135	23,333	14.7	1,000,765,058	42,891

VIII.	Other Information Necessary for the Protection of Investors

1.	Pending legal proceedings as of June 30, 2021

		(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	707	630
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	221	754

2.	Sanctions as of June 30, 2021

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO of Korea Hydro & Nuclear Power Co., Ltd. (Currently)	3yrs	Prosecution without detention	The Act on the Aggravated Punishment, etc. of specific economic crimes (Occupational breach of trust), The Criminal Act (Interference with business)	In the progress in the district court

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Jun, Chul-soo
	Name:	Jun, Chul-soo
	Title:	General Manager of International Finance & IR Team

Date: September 15, 2021

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2021 and 2020

(With Independent Auditor’s Review Report Thereon)

Independent Auditor’s Review Report

Based on a report originally issued in Korean

The Shareholders and Board of Directors

Korea Electric Power Corporation:

We have reviewed the accompanying consolidated interim financial statements of Korea Electric Power Corporation (the “Company”) and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated interim statement of financial position as of June 30, 2021, and the related consolidated interim statements of comprehensive income (loss) for the three-month and six-month periods ended June 30, 2021 and 2020, consolidated interim statements of changes in equity and consolidated interim statements of cash flows for the six-month periods then ended June 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (KIFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Auditing Standards (KGAAS) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in accordance with KIFRS 1034 ‘Interim Financial Reporting’.

Other Matter

We have audited the consolidated statement of financial position of the Group as of December 31, 2020, and the related consolidated statement of comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein) in accordance with KGAAS, and our report dated March 10, 2021 expressed an unqualified opinion thereon. The accompanying consolidated statement of financial position as of December 31, 2020 presented for comparative purposes, is not different, in all material respects, from the above audited consolidated statement of financial position.

August 17, 2021

This review report is effective as of August 17, 2021, the independent auditor’s review report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s review report date to the time this review report is used. Such events and circumstances could significantly affect the accompanying consolidated interim financial statements and may result in modifications to this review report.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2021 (Unaudited) and December 31, 2020

In millions of won	Note	June 30, 2021		December 31, 2020
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,727,459	2,029,584
Current financial assets, net	5,6,9,11,12,13,44,46		2,998,573	2,800,220
Trade and other receivables, net	5,8,20,24,44,45,46		7,453,484	7,918,470
Inventories, net	14		6,838,063	6,742,909
Income tax receivables			34,850	49,675
Current non-financial assets	15		1,394,578	1,020,158
Assets held-for-sale	16,41		16	925

Total current assets			21,447,023	20,561,941

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		2,812,354	2,472,821
Non-current trade and other receivables, net	5,8,20,44,45,46		1,812,591	1,861,569
Property, plant and equipment, net	18,24,27,48		170,536,239	168,709,387
Investment properties, net	19,27		216,012	225,195
Goodwill	16		99,816	98,166
Intangible assets other than goodwill, net	21,27,45		1,053,164	1,055,730
Investments in associates	4,17		4,654,149	4,250,787
Investments in joint ventures	4,17		2,128,372	1,919,746
Defined benefit assets, net	25		—	7,231
Deferred tax assets			1,891,844	1,733,146
Non-current non-financial assets	15		331,377	246,392

Total non-current assets			185,535,918	182,580,170

Total Assets	4	~~W~~	206,982,941	203,142,111

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Financial Position, Continued

As of June 30, 2021 (Unaudited) and December 31, 2020

In millions of won	Note	June 30, 2021		December 31, 2020
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,44,46	~~W~~	6,804,905	6,256,521
Current financial liabilities, net	5,12,23,44,46		15,037,316	10,724,689
Income tax payables			486,009	476,898
Current non-financial liabilities	20,28,29		6,267,728	5,971,450
Current provisions	26,44		2,392,958	2,451,664

Total current liabilities			30,988,916	25,881,222

Non-current liabilities
Non-current trade and other payables, net	5,22,24,44,46		6,386,992	6,480,412
Non-current financial liabilities, net	5,12,23,44,46		59,033,771	59,365,011
Non-current non-financial liabilities	28,29		9,939,804	9,661,941
Employee benefits liabilities, net	25,44		1,998,182	1,910,860
Deferred tax liabilities			8,660,314	9,100,247
Non-current provisions	26,44		20,282,255	20,075,572

Total non-current liabilities			106,301,318	106,594,043

Total Liabilities	4	~~W~~	137,290,234	132,475,265

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			33,282,816	32,179,066
Unappropriated retained earnings			14,923,588	17,349,625

			49,811,314	51,133,601

Other components of equity	33
Other capital surplus			1,227,509	1,224,105
Accumulated other comprehensive loss			(143,507)	(409,577)
Other equity			13,294,973	13,294,973

			14,378,975	14,109,501

Equity attributable to owners of the controlling company			68,243,867	69,296,680

Non-controlling interests	16,32		1,448,840	1,370,166

Total Equity		~~W~~	69,692,707	70,666,846

Total Liabilities and Equity		~~W~~	206,982,941	203,142,111

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss)

For the three and six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won, except per share information		June 30, 2021			June 30, 2020
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Sales	4,34,44,46
Sales of goods		~~W~~	12,910,995	27,596,215	12,559,654	27,172,498
Sales of services			94,936	192,611	93,363	213,588
Sales of construction services	20		349,348	480,439	263,957	471,378
Revenue related to transfer of assets from customers	28		163,636	324,950	155,559	308,196

			13,518,915	28,594,215	13,072,533	28,165,660

Cost of sales	14,25,42,46
Cost of sales of goods			(13,205,508)	(26,873,841)	(11,662,703)	(25,340,457)
Cost of sales of services			(57,171)	(164,951)	(53,692)	(308,715)
Cost of sales of construction services			(329,884)	(443,604)	(252,766)	(416,764)

			(13,592,563)	(27,482,396)	(11,969,161)	(26,065,936)

Gross profit (loss)			(73,648)	1,111,819	1,103,372	2,099,724

Selling and administrative expenses	25,35,42,46		(691,141)	(1,304,960)	(713,562)	(1,279,360)

Operating profit (loss)	4		(764,789)	(193,141)	389,810	820,364

Other income	36		89,136	189,045	111,008	197,532

Other expenses	36		(70,782)	(89,938)	(100,049)	(116,661)

Other gains (losses), net	37		(33)	19,478	89,570	151,508

Finance income	5,12,38		148,568	629,296	411,180	794,671

Finance expenses	5,12,39		(474,454)	(1,491,184)	(684,460)	(1,691,222)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			77,670	327,528	29,520	269,482
Gain on disposal of investments in associates and joint ventures			42	41	—	—
Share in loss of associates and joint ventures			—	(50,707)	(28,828)	(62,952)
Loss on disposal of investments in associates and joint ventures			(83)	(161)	—	(16)
Loss on disposal of investments in subsidiaries			(1,090)	(1,192)	—	—

			76,539	275,509	692	206,514

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Loss), Continued

For the three and six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won, except per share information		June 30, 2021			June 30, 2020
	Note	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Profit (loss) before income tax		~~W~~	(995,815)	(660,935)	217,751	362,706

Income tax benefit (expense)	40		321,962	105,498	(14,899)	(106,246)

Profit (loss) for the period			(673,853)	(555,437)	202,852	256,460
Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	~~W~~	1,521	67,751	(59,274)	(95,559)
Share in other comprehensive income (loss) of associates and joint ventures	31		375	(1,176)	1,366	1,118
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	33		16,332	35,065	11,282	(40,262)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		40,183	36,858	24,864	48,881
Foreign currency translation of foreign operations	33		6,732	27,984	(49,450)	(4,728)
Share in other comprehensive income (loss) of associates and joint ventures	33		46,014	184,552	(2,906)	(41,737)

Other comprehensive income (loss) for the period			111,157	351,034	(74,118)	(132,287)

Total comprehensive income (loss) for the period		~~W~~	(562,696)	(204,403)	128,734	124,173

Profit (loss) attributable to:
Owners of the controlling company	43	~~W~~	(695,836)	(610,120)	166,212	189,191
Non-controlling interests			21,983	54,683	36,640	67,269

		~~W~~	(673,853)	(555,437)	202,852	256,460

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(580,707)	(275,589)	100,858	44,457
Non-controlling interests			18,011	71,186	27,876	79,716

		~~W~~	(562,696)	(204,403)	128,734	124,173

Earnings (loss) per share (in won)	43
Basic and diluted earnings (loss) per share		~~W~~	(1,084)	(950)	259	295

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the period
Profit for the period		—	189,191	—	189,191	67,269	256,460
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(98,606)	—	(98,606)	3,047	(95,559)
Share in other comprehensive income of associates and joint ventures, net of tax		—	1,118	—	1,118	—	1,118
Net change in fair value of financial assets at fair value through other comprehensive loss		—	—	(40,262)	(40,262)	—	(40,262)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	38,826	38,826	10,055	48,881
Foreign currency translation of foreign operations, net of tax		—	—	(4,067)	(4,067)	(661)	(4,728)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	(41,743)	(41,743)	6	(41,737)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(66,732)	(66,732)
Issuance of shares of capital by subsidiaries and others		—	—	(544)	(544)	17,299	16,755
Transactions between consolidated entities		—	(203)	(905)	(1,108)	1,039	(69)
Changes in consolidation scope		—	—	—	—	2,947	2,947
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)

Balance at June 30, 2020	~~W~~	4,053,578	49,293,633	14,191,912	67,539,123	1,420,908	68,960,031

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity, Continued

For the six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company
	Contributed capital		Retained earnings	Other components of equity	Subtotal	Non- controlling interests	Total equity
Balance at January 1, 2021	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(610,120)	—	(610,120)	54,683	(555,437)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	65,183	—	65,183	2,568	67,751
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(1,176)	—	(1,176)	—	(1,176)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	35,064	35,064	1	35,065
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	35,545	35,545	1,313	36,858
Foreign currency translation of foreign operations, net of tax		—	—	15,363	15,363	12,621	27,984
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	184,552	184,552	—	184,552
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(30,620)	(811,248)
Issuance of shares of capital by subsidiaries and others		—	—	(373)	(373)	2,845	2,472
Transactions between consolidated entities		—	—	3,777	3,777	(3,850)	(73)
Changes in consolidation scope		—	—	—	—	45,805	45,805
Dividends paid (hybrid bond)		—	—	—	—	(6,692)	(6,692)
Others		—	4,454	(4,454)	—	—	—

Balance at June 30, 2021	~~W~~	4,053,578	49,811,314	14,378,975	68,243,867	1,448,840	69,692,707

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won	June 30, 2021		June 30, 2020
Cash flows from operating activities
Profit (loss) for the period	~~W~~	(555,437)	256,460
Adjustments to reconcile net profit (loss) to net cash flows provided by operating activities:
Income tax expense (benefit)		(105,498)	106,246
Depreciation		5,842,974	5,645,802
Amortization		84,883	77,610
Employee benefit expense		246,609	225,370
Bad debt expense		9,524	23,688
Interest expense		919,385	1,020,873
Loss on disposal of financial assets		385	365
Loss on disposal of property, plant and equipment		29,058	19,253
Loss on abandonment of property, plant, and equipment		110,074	137,601
Loss on impairment of property, plant, and equipment		3,315	2,425
Loss on impairment of intangible assets		—	3,505
Loss on disposal of intangible assets		37	—
Increase in provisions		1,107,891	840,093
Loss on foreign currency translation, net		434,314	414,990
Gain on valuation of financial assets at fair value through profit or loss		(2,121)	(10,100)
Loss on valuation of financial assets at fair value through profit or loss		4,817	1,085
Valuation and transaction gain on derivative instruments, net		(391,172)	(453,039)
Share in profit of associates and joint ventures, net		(276,821)	(206,530)
Gain on disposal of financial assets		(2,393)	(3,826)
Gain on disposal of property, plant and equipment		(22,274)	(56,163)
Gain on disposal of intangible assets		—	(1,556)
Gain on disposal of associates and joint ventures		(41)	—
Loss on disposal of associates and joint ventures		161	16
Loss on disposal of subsidiaries		1,192	—
Interest income		(107,132)	(130,576)
Dividend income		(6,143)	(4,085)
Others, net		(835)	(11,509)

		7,880,189	7,641,538

Changes in working capital:
Trade receivables		604,791	713,513
Non-trade receivables		470,459	134,228
Accrued income		(65,348)	111,634
Other receivables		2,739	(1,236)
Other current assets		(386,905)	(358,611)
Inventories		(496,072)	(283,163)
Other non-current assets		38,291	(113,267)
Trade payables		159,320	(1,180,390)
Non-trade payables		(185,305)	(21,648)
Accrued expenses		3,670	(102,675)
Other current liabilities		303,615	511,705
Other non-current liabilities		240,892	365,112
Investments in associates and joint ventures (dividends received)		142,748	90,526
Provisions		(1,300,461)	(705,831)
Payments of employee benefit obligations		(70,082)	(34,519)
Plan assets		(1,625)	(3,304)

		(539,273)	(877,926)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Interim Statements of Cash Flows, Continued

For the six-month periods ended June 30, 2021 and 2020 (Unaudited)

In millions of won	June 30, 2021		June 30, 2020
Cash generated from operating activities	~~W~~	6,785,479	7,020,072
Dividends received (financial assets at fair value through other comprehensive income)		6,143	4,085
Interest paid		(961,601)	(1,022,791)
Interest received		92,667	114,247
Income taxes paid		(549,452)	(274,398)

Net cash provided by operating activities		5,373,236	5,841,215

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		3,362	93
Acquisition of investments in associates and joint ventures		(237,525)	(67,063)
Proceeds from disposals of property, plant and equipment		135,954	193,054
Acquisition of property, plant and equipment		(6,785,446)	(6,920,206)
Proceeds from disposals of intangible assets		—	37,164
Acquisition of intangible assets		(36,906)	(92,768)
Proceeds from disposals of financial assets		4,574,901	3,681,126
Acquisition of financial assets		(4,875,562)	(4,738,796)
Increase in loans		(85,296)	(154,179)
Collection of loans		152,921	139,310
Increase in deposits		(105,017)	(139,251)
Decrease in deposits		69,053	128,707
Proceeds from disposals of assets held-for-sale		950	4,862
Receipt of government grants		21,205	21,436
Use of government grants		—	(104)
Net cash outflow from changes in consolidation scope		(53,141)	(25,094)
Other cash outflow from investing activities, net		(118,023)	(112,060)

Net cash used in investing activities		(7,338,570)	(8,043,769)

Cash flows from financing activities
Proceeds from short-term borrowings, net		3,335,734	198,766
Proceeds from long-term borrowings and debt securities		4,616,161	7,520,906
Repayment of long-term borrowings and debt securities		(4,273,653)	(5,279,770)
Payment of lease liabilities		(322,048)	(353,977)
Settlement of derivative instruments, net		27,978	106,247
Change in non-controlling interest		49,430	9,806
Dividends paid (hybrid bond)		(6,692)	(6,692)
Dividends paid		(811,261)	(67,011)
Other cash outflow from financing activities, net		(6,504)	—

Net cash provided by financing activities		2,609,145	2,128,275

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		643,811	(74,279)

Effect of exchange rate fluctuations on cash held		54,064	11,390

Net increase (decrease) in cash and cash equivalents		697,875	(62,889)

Cash and cash equivalents at January 1		2,029,584	1,810,129

Cash and cash equivalents at June 30	~~W~~	2,727,459	1,747,240

The accompanying notes are an integral part of the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarter is located in Naju, Jeollanam-do.

As of June 30, 2021, KEPCO’s share capital amounts to W3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 99,623,913 shares (15.52%) as of June 7, 2021.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These consolidated interim financial statements have been prepared in accordance with KIFRS 1034 ‘Interim Financial Reporting’ as part of the period covered by KEPCO and subsidiaries’ (the “Group”) KIFRS annual financial statements.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of June 30, 2021 and 2020 are W1,397,539 million and W1,200,336 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Cost incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2021 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated interim financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2021, even though the early adoption of these standards is possible.

Amendments to KIFRS 1109 ’Financial Instruments’, KIFRS 1039 ‘Financial Instruments: Recognition and Measurement’, KIFRS 1107 ‘Financial Instruments: Disclosures’, KIFRS 1104 ‘Insurance Contracts’ and KIFRS 1116 ‘Lease’ – Interest Rate Benchmark Reform Phase II

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

(6)	Adoption of cost pass-through tariff system

The Group adopted the cost pass-through tariff system from January 1, 2021 with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020 and amended the supply contract and related enforcement regulations. The new system is applicable to electricity bills charged from January 1, 2021. The Group believes that the adoption of the aforementioned system has no significant impact on the Group’s accounting policies, including ‘Revenue from Contracts with Customers’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2020, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the three and six month periods ended June 30, 2021 and 2020, respectively, are as follows:

In millions of won
June 30, 2021
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	13,432,735	28,260,429	479,068	807,740	12,953,667	27,452,689	(1,033,309)	(2,005,053)	983,181	1,965,104	8,486	17,222	157,294	319,756	76,827	240,393
Electric power generation (Nuclear)		2,494,055	5,450,726	2,463,639	5,397,948	30,416	52,778	481,865	1,357,269	914,463	1,820,892	6,494	11,462	118,839	237,679	(12,442)	(10,516)
Electric power generation (Non-nuclear)		4,972,394	10,736,759	4,710,931	10,174,676	261,463	562,083	(362,504)	181,736	1,046,255	2,069,207	5,344	9,618	148,964	299,725	10,828	44,751
Plant maintenance & engineering service		676,212	1,245,624	578,263	1,068,246	97,949	177,378	56,952	122,883	30,321	60,899	2,315	4,384	(179)	428	1,326	881
Others		467,437	923,453	292,017	574,166	175,420	349,287	65,928	106,610	43,221	76,126	37,126	77,854	39,317	76,086	—	—
Consolidation adjustments		(8,523,918)	(18,022,776)	(8,523,918)	(18,022,776)	—	—	26,279	43,414	(35,704)	(64,371)	(6,616)	(13,408)	(7,664)	(14,289)	—	—

	~~W~~	13,518,915	28,594,215	—	—	13,518,915	28,594,215	(764,789)	(193,141)	2,981,737	5,927,857	53,149	107,132	456,571	919,385	76,539	275,509

In millions of won
June 30, 2020
Segment	Total segment revenue			Intersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related associates, joint ventures and subsidiaries
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
Transmission and distribution	~~W~~	12,949,805	27,855,438	308,207	622,550	12,641,598	27,232,888	511,584	(35,737)	953,481	1,891,259	13,274	29,555	189,008	389,396	(10,308)	119,577
Electric power generation (Nuclear)		2,313,385	4,798,440	2,267,478	4,723,706	45,907	74,734	301,691	629,119	898,674	1,779,294	5,968	11,913	124,358	248,714	(363)	(1,350)
Electric power generation (Non-nuclear)		4,331,240	10,252,902	4,149,281	9,822,314	181,959	430,588	(475,019)	111,882	1,009,093	1,998,647	6,049	11,616	158,632	319,242	8,858	84,240
Plant maintenance & engmeenng service		615,533	1,161,160	557,986	970,706	57,547	190,454	33,143	65,071	29,502	59,037	3,310	6,866	403	893	2,505	4,047
Others		406,081	764,771	260,559	527,775	145,522	236,996	41,351	77,288	32,498	59,892	43,921	87,118	42,580	79,075	—	—
Consolidation adjustments		(7,543,511)	(16,667,051)	(7,543,511)	(16,667,051)	—	—	(22,940)	(27,259)	(38,909)	(64,717)	(8,453)	(16,492)	(10,492)	(16,447)	—	—

	~~W~~	13,072,533	28,165,660	—	—	13,072,533	28,165,660	389,810	820,364	2,884,339	5,723,412	64,069	130,576	504,489	1,020,873	692	206,514

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won
June 30, 2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	114,346,372	4,522,173	3,764,662	62,950,000
Electric power generation (Nuclear)		62,987,655	121,533	1,086,052	36,214,709
Electric power generation (Non-nuclear)		55,251,998	2,096,035	1,764,627	34,099,476
Plant maintenance & engineering service		3,601,040	42,780	33,690	1,141,163
Others		9,980,877	—	257,287	4,426,726
Consolidation adjustments		(39,185,001)	—	(83,966)	(1,541,840)

	~~W~~	206,982,941	6,782,521	6,822,352	137,290,234

In millions of won
December 31, 2020
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	113,115,667	4,204,090	6,535,380	59,772,046
Electric power generation (Nuclear)		61,850,865	116,867	2,419,939	35,652,467
Electric power generation (Non-nuclear)		54,531,155	1,807,409	3,758,795	33,292,680
Plant maintenance & engineering service		3,492,571	42,167	141,226	1,061,949
Others		8,923,046	—	577,056	4,039,220
Consolidation adjustments		(38,771,193)	—	(30,731)	(1,343,097)

	~~W~~	203,142,111	6,170,533	13,401,665	132,475,265

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	June 30, 2021			June 30, 2020		June 30, 2021	December 31, 2020
Geographical unit	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Domestic	~~W~~	13,050,876	27,861,216	12,711,311	27,494,423	175,739,847	173,673,478
Overseas (*1)		468,039	732,999	361,222	671,237	3,279,282	2,831,925

	~~W~~	13,518,915	28,594,215	13,072,533	28,165,660	179,019,129	176,505,403

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the six-month periods ended June 30, 2021 and 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,727,459	—	2,727,459
Current financial assets
Current financial assets at fair value through profit or loss		2,044,847	—	—	—	2,044,847
Current financial assets at amortized costs		—	—	14,154	—	14,154
Current derivative assets		42,189	—	—	12,327	54,516
Other financial assets		—	—	885,056	—	885,056
Trade and other receivables		—	—	7,453,484	—	7,453,484

		2,087,036	—	11,080,153	12,327	13,179,516

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		700,635	—	—	—	700,635
Non-current financial assets at fair value through other comprehensive income		—	391,899	—	—	391,899
Non-current financial assets at amortized costs		—	—	1,210	—	1,210
Non-current derivative assets		197,379	—	—	114,275	311,654
Other financial assets		—	—	1,406,956	—	1,406,956
Trade and other receivables		—	—	1,812,591	—	1,812,591

		898,014	391,899	3,220,757	114,275	4,624,945

	~~W~~	2,985,050	391,899	14,300,910	126,602	17,804,461

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won	December 31, 2020
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,029,584	—	2,029,584
Current financial assets
Current financial assets at fair value through profit or loss		1,196,101	—	—	—	1,196,101
Current financial assets at amortized costs		—	—	13,149	—	13,149
Current derivative assets		18,332	—	—	11,193	29,525
Other financial assets		—	—	1,561,445	—	1,561,445
Trade and other receivables		—	—	7,918,470	—	7,918,470

		1,214,433	—	11,522,648	11,193	12,748,274

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		685,281	—	—	—	685,281
Non-current financial assets at fair value through other comprehensive income		—	358,559	—	—	358,559
Non-current financial assets at amortized costs		—	—	1,273	—	1,273
Non-current derivative assets		92,432	—	—	44,456	136,888
Other financial assets		—	—	1,290,820	—	1,290,820
Trade and other receivables		—	—	1,861,569	—	1,861,569

		777,713	358,559	3,153,662	44,456	4,334,390

	~~W~~	1,992,146	358,559	14,676,310	55,649	17,082,664

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	5,621,941	—	5,621,941
Debt securities		—	9,388,796	—	9,388,796
Derivative liabilities		2,518	—	24,061	26,579
Trade and other payables		—	6,804,905	—	6,804,905

		2,518	21,815,642	24,061	21,842,221

Non-current liabilities
Borrowings		—	2,838,692	—	2,838,692
Debt securities		—	56,082,040	—	56,082,040
Derivative liabilities		57,137	—	55,902	113,039
Trade and other payables		—	6,386,992	—	6,386,992

		57,137	65,307,724	55,902	65,420,763

	~~W~~	59,655	87,123,366	79,963	87,262,984

In millions of won	December 31, 2020
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	2,113,181	—	2,113,181
Debt securities		—	8,561,624	—	8,561,624
Derivative liabilities		13,053	—	36,831	49,884
Trade and other payables		—	6,256,521	—	6,256,521

		13,053	16,931,326	36,831	16,981,210

Non-current liabilities
Borrowings		—	3,003,999	—	3,003,999
Debt securities		—	56,045,777	—	56,045,777
Derivative liabilities		144,873	—	170,362	315,235
Trade and other payables		—	6,480,412	—	6,480,412

		144,873	65,530,188	170,362	65,845,423

	~~W~~	157,926	82,461,514	207,193	82,826,633

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the three and six month periods ended June 30, 2021 and 2020 are as follows:

In millions of won		June 30, 2021			June 30, 2020
		Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended
Cash and cash equivalents	Interest income	~~W~~	826	2,398	6,866	24,126
	Gain (Loss) on foreign currency transactions and translations		(949)	10,849	(507)	12,945
Financial assets at fair value through profit or loss	Interest income		5,330	8,764	6,359	9,081
	Dividends income		1,227	1,365	2,203	2,203
	Gain (Loss) on valuation of financial assets		(2,684)	(2,696)	3,015	9,015
	Gain on disposal of financial assets		1,512	2,008	3,508	3,461
	Gain (Loss) on foreign currency transactions and translations		1,600	1,600	(138)	(138)
Financial assets at fair value through other comprehensive income	Dividends income		2,553	4,778	1,840	1,882
Financial assets at amortized cost	Interest income		116	363	231	321
	Gain (Loss) on foreign currency transactions and translations		(127)	738	(461)	791
Loans	Interest income		4,240	8,673	19,167	32,519
	Gain (Loss) on foreign currency transactions and translations		(26)	310	(151)	252
Trade and other receivables	Interest income		35,354	74,188	9,801	22,294
	Gain (Loss) on foreign currency transactions and translations		23,887	11,501	(8,636)	11,879
Short-term financial instruments	Interest income		2,744	6,001	8,530	17,032
	Gain (Loss) on foreign currency transactions and translations		(6,226)	13,280	(19,384)	25,449
Long-term financial instruments	Interest income		4,490	6,658	3,589	6,451
	Gain on foreign currency transactions and translations		13	13	—	—
Other financial assets	Interest income		48	87	9,527	18,752
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		297,416	611,766	348,995	706,503
	Loss on repayment of financial liabilities		(10)	(10)	(30)	(30)
	Interest expense of trade and other payables		52,266	94,898	47,195	97,988
	Interest expense of others		106,890	212,721	108,300	216,382
	Other finance income		129	991	138	287
	Other finance expenses		597	1,213	—	—
	Gain (Loss) on foreign currency transactions and translations		2,316	(484,925)	246,025	(529,122)
Derivative assets (trading)	Gain (Loss) on valuation of derivatives		56,135	212,892	(2,729)	246,091
	Gain (Loss) on transaction of derivatives		(3,091)	7,472	(5,339)	14,997
Derivatives (applying hedge accounting)	Gain (Loss) on valuation of derivatives (profit or loss)		(6,448)	150,253	(104,038)	124,137
	Gain on valuation of derivatives (equity, before tax)		75,627	61,671	45,354	77,697
	Gain on transaction of derivatives		6,955	20,555	60,234	67,814

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

6.	Restricted Deposits

Restricted deposits as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won		June 30, 2021		December 31, 2020

Cash and cash equivalents	Escrow accounts	~~W~~	559	544
	Deposits for government project and others		19,743	5,066
	Collateral provided for borrowings		176,276	117,747
	Collateral provided for lawsuit		42	42
	Deposits for transmission regional support program		10,207	5,469
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	109,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		579,344	577,481
Long-term financial instruments	Escrow accounts		95	76
	Guarantee deposits for banking accounts at oversea branches		318	306
	Collateral provided for borrowings		11,745	11,745
	Decommissioning costs of nuclear power plants		263,661	258,282
	Funds for developing small and medium enterprises (*)		210,000	210,000

		~~W~~	1,385,990	1,295,758

(*)

Deposits for small and medium enterprise at the Industrial Bank of Korea (IBK) and others for construction of Bitgaram Energy Valley and support for high potential businesses as of June 30, 2021 and December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

7.	Cash and Cash Equivalents

Cash and cash equivalents as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020

Cash	~~W~~	735	871
Other demand deposits		1,374,486	1,291,058
Short-term deposits classified as cash equivalents		860,770	432,263
Short-term investments classified as cash equivalents		491,468	305,392

	~~W~~	2,727,459	2,029,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	6,832,036	(201,808)	—	6,630,228
Other receivables		857,629	(33,108)	(1,265)	823,256

		7,689,665	(234,916)	(1,265)	7,453,484

Non-current assets
Trade receivables		181,428	(483)	—	180,945
Other receivables		1,689,877	(54,608)	(3,623)	1,631,646

		1,871,305	(55,091)	(3,623)	1,812,591

	~~W~~	9,560,970	(290,007)	(4,888)	9,266,075

In millions of won	December 31, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,370,923	(208,184)	—	7,162,739
Other receivables		799,598	(42,332)	(1,535)	755,731

		8,170,521	(250,516)	(1,535)	7,918,470

Non-current assets
Trade receivables		227,261	(806)	—	226,455
Other receivables		1,728,486	(90,047)	(3,325)	1,635,114

		1,955,747	(90,853)	(3,325)	1,861,569

	~~W~~	10,126,268	(341,369)	(4,860)	9,780,039

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	446,949	(31,623)	—	415,326
Accrued income		58,587	—	—	58,587
Deposits		265,804	—	(1,265)	264,539
Finance lease receivables (*1)		57,875	(191)	—	57,684
Others		28,414	(1,294)	—	27,120

		857,629	(33,108)	(1,265)	823,256

Non-current assets
Non-trade receivables		104,508	(48,544)	—	55,964
Accrued income		1,066	—	—	1,066
Deposits		388,362	—	(3,623)	384,739
Finance lease receivables (*2)		1,102,726	(658)	—	1,102,068
Others		93,215	(5,406)	—	87,809

		1,689,877	(54,608)	(3,623)	1,631,646

	~~W~~	2,547,506	(87,716)	(4,888)	2,454,902

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~106,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,084,025 million.

In millions of won	December 31, 2020
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	441,031	(37,062)	—	403,969
Accrued income		38,956	—	—	38,956
Deposits		239,011	—	(1,535)	237,476
Finance lease receivables (*1)		57,084	(365)	—	56,719
Others		23,516	(4,905)	—	18,611

		799,598	(42,332)	(1,535)	755,731

Non-current assets
Non-trade receivables		215,136	(80,451)	—	134,685
Accrued income		834	—	—	834
Deposits		364,855	—	(3,325)	361,530
Finance lease receivables (*2)		1,065,982	(625)	—	1,065,357
Others		81,679	(8,971)	—	72,708

		1,728,486	(90,047)	(3,325)	1,635,114

	~~W~~	2,528,084	(132,379)	(4,860)	2,390,845

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~105,127 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,087,559 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020

Trade receivables: (not overdue)	~~W~~	6,706,188	7,274,773

Trade receivables: (impairment reviewed)		307,276	323,411

Less than 60 days		5,217	3,505
60 ~ 90 days		20,748	28,729
90 ~ 120 days		20,017	10,687
120 days ~ 1 year		37,958	34,036
Over 1 year		223,336	246,454

		7,013,464	7,598,184
Less: allowance for doubtful accounts		(202,291)	(208,990)
	~~W~~	6,811,173	7,389,194

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Trade receivables		Other receivables	Trade receivables	Other receivables

Beginning balance	~~W~~	208,990	132,379	212,759	114,155
Bad debts expense		3,304	7,068	24,021	27,329
Write-off, etc.		(9,375)	(33,737)	(20,332)	(1,910)
Reversal		(769)	(79)	(3,373)	(2,464)
Others		141	(17,915)	(4,085)	(4,731)

Ending balance	~~W~~	202,291	87,716	208,990	132,379

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	52,925	187,527	1,313	155,122
Cooperative		—	5,984	—	5,692
Other (*)		1,991,922	276,199	1,194,788	312,401

		2,044,847	469,710	1,196,101	473,215

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	230,925	—	212,066

	~~W~~	2,044,847	700,635	1,196,101	685,281

(*)	‘Other’ includes MMT, etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Listed	~~W~~	194,669	1,500	(8,208)	34,640	3,431	226,032
Unlisted		163,890	3,376	(13)	(309)	(1,077)	165,867

		358,559	4,876	(8,221)	34,331	2,354	391,899

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	4,876	(8,221)	34,331	2,354	391,899

In millions of won	December 31, 2020
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance

Listed	~~W~~	201,201	—	(4)	(7,809)	1,281	194,669
Unlisted		177,969	2,900	(1)	(23,128)	6,150	163,890

		379,170	2,900	(5)	(30,937)	7,431	358,559

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(30,937)	7,431	358,559

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	99,053	99,053
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	51	51
PAN Ocean Co., Ltd.	1,492	0.00%		14	13	13
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	62	62
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	45,115	45,115
Denison Mines Corp.	58,284,000	9.76%		84,134	80,199	80,199
Fission Uranium Corp.	100,000	0.02%		41	57	57
SangSangin Industry Co., Ltd.	5,831	0.01%		38	7	7
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.01%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,359	1,359

				324,771	226,032	226,032

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	143,765	143,765
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,533	2,533
SGC Greenpower	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP Co., Ltd.	724,182	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,500	1,500
H Robotics Co., Ltd.	9,192	4.55%		1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.40%		500	500	500
IPSbio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000

Hwan Young Steel Co., Ltd. and others (*3)				12,269	9,139	9,139

				277,152	165,867	165,867

			~~W~~	601,923	391,899	391,899

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the six-month periods ended June 30, 2021.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 323 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won	December 31, 2020
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	91,356	91,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	49	49
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	13	13
KSP Co., Ltd.	22,539	0.08%		53	34	34
STX Heavy Industries Co., Ltd.	7,419	0.12%		107	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	53,127	53,127
Energy Fuels Inc.	1,711,814	1.31%		16,819	7,888	7,888
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	41,776	41,776
Fission 3.0	75,000	0.05%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	266	266
SangSangin Industry Co., Ltd.	5,831	0.02%		38	4	4
Vitzrosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.00%		25	2	2

				359,327	194,669	194,669

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%		5,000	954	954
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding (*2)	1,100,220	2.50%		229,255	143,765	143,765
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,440	2,440
Seobu Highway Solar Co., Ltd.	19,460	2.86%		195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		190	190	190
H Robotics Co., Ltd.	9,192	4.55%		1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.34%		500	500	500
Ihsung CNI Co., Ltd.	13,526	9.11%		3,000	3,000	3,000
Hwan Young Steel Co., Ltd. and others (*3)				12,104	8,746	8,746

				275,496	163,890	163,890

			~~W~~	634,823	358,559	358,559

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31 2020.

(*3)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 283 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,364	—	—	—	1,364
Others		14,000	—	—	—	14,000

	~~W~~	15,364	—	—	—	15,364

Current	~~W~~	14,154	—	—	—	14,154
Non-current		1,210	—	—	—	1,210

In millions of won	December 31, 2020
	Financial assets at amortized cost		Government grants	Allowance for doubtful accounts	Others	Book value

Government bonds	~~W~~	1,422	—	—	—	1,422
Others		13,000	—	—	—	13,000

	~~W~~	14,422	—	—	—	14,422

Current	~~W~~	13,149	—	—	—	13,149
Non-current		1,273	—	—	—	1,273

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives

(1)	Derivatives as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	41,172	436	18,332	—
Currency swap		12,327	302,205	11,193	127,386
Interest rate swap		1,017	9,013	—	9,502

	~~W~~	54,516	311,654	29,525	136,888

Derivative liabilities
Currency forward	~~W~~	409	—	10,014	4,977
Currency swap		23,515	54,650	36,088	232,669
Interest rate swap		2,655	47,217	3,782	66,451
Others (*1,2,3)		—	11,172	—	11,138

	~~W~~	26,579	113,039	49,884	315,235

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2021 are as follows:

In millions of won and thousands of USD except contract exchange rate information

			Contract amounts				Contract
Counterparty	Contract date	Maturity date	Pay		Receive		exchange rate (in won )

Korea Development Bank	2021.04.01	2021.10.01	~~W~~	56,599	USD	50,178	~~W~~	1,127.95
Hana Bank	2014.04.10	2021.07.12		55,120	USD	52,000		1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD	48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD	100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD	100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD	100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD	100,000		1,048.49
Kookmin Bank	2021.06.22	2021.07.19		5,661	USD	5,000		1,132.16
Kookmin Bank	2021.06.29	2021.08.02		11,304	USD	10,000		1,130.35
Credit Agricole	2021.06.11	2021.07.12		5,632	USD	5,000		1,126.39
Shinhan Bank	2021.04.06	2021.07.01		12,196	USD	10,865		1,122.45
Shinhan Bank	2021.04.26	2021.07.20		13,575	USD	12,202		1,112.55
Shinhan Bank	2021.04.29	2021.07.27		9,769	USD	8,817		1,108.00
Shinhan Bank	2021.05.26	2021.08.02		13,951	USD	12,487		1,117.25
Shinhan Bank	2021.05.26	2021.08.16		8,640	USD	7,737		1,116.65
Korea Development Bank	2021.06.11	2021.07.09		5,560	USD	5,000		1,112.04
Korea Development Bank	2021.06.25	2021.07.28		11,323	USD	10,000		1,132.30
Korea Development Bank	2021.06.30	2021.07.16		5,644	USD	5,000		1,128.70
CCB	2021.06.11	2021.07.13		5,559	USD	5,000		1,111.74
CCB	2021.06.25	2021.07.29		11,313	USD	10,000		1,131.30
Standard Chartered	2021.06.24	2021.07.23		5,672	USD	5,000		1,134.30
Standard Chartered	2021.06.29	2021.08.04		11,294	USD	10,000		1,129.40
Morgan Stanley	2021.06.24	2021.07.22		5,677	USD	5,000		1,135.35
Morgan Stanley	2021.06.29	2021.08.03		11,299	USD	10,000		1,129.90
Woori bank	2021.06.09	2021.07.06		5,576	USD	5,000		1,115.20
Woori bank	2021.06.25	2021.07.16		11,290	USD	10,000		1,129.00
Hana Bank	2021.06.25	2021.07.27		5,662	USD	5,000		1,132.30
Hana Bank	2021.06.30	2021.08.05		11,299	USD	10,000		1,129.94
Nonghyup Bank	2021.06.25	2021.07.30		11,305	USD	10,000		1,130.45
HSBC	2021.06.01	2021.07.12		9,409	USD	8,500		1,106.89
HSBC	2021.06.02	2021.07.12		11,102	USD	10,000		1,110.19
HSBC	2021.06.03	2021.07.12		5,003	USD	4,500		1,111.74
HSBC	2021.06.17	2021.07.05		11,296	USD	10,000		1,129.57
HSBC	2021.06.25	2021.07.13		22,580	USD	20,000		1,128.98
HSBC	2021.06.30	2021.07.20		11,297	USD	10,000		1,129.70
Credit Agricole	2021.05.31	2021.07.01		5,574	USD	5,000		1,114.80
Nonghyup Bank	2021.06.11	2021.07.09		1,329	USD	1,197		1,111.00
MUFG	2021.06.16	2021.07.14		5,587	USD	5,000		1,117.30
Nonghyup Bank	2021.06.22	2021.07.15		5,662	USD	5,000		1,132.40
MUFG	2021.06.24	2021.07.19		7,961	USD	7,000		1,137.27
CCB	2021.06.24	2021.07.16		13,625	USD	12,000		1,135.45
Standard Chartered	2021.06.25	2021.07.06		5,641	USD	5,000		1,128.10
Woori bank	2021.06.29	2021.08.02		5,653	USD	5,000		1,130.65
Nonghyup Bank	2021.06.29	2021.07.26		5,647	USD	5,000		1,129.30
HSBC	2021.06.30	2021.07.13		5,636	USD	5,000		1,127.20
Standard Chartered	2021.06.30	2021.07.16		5,636	USD	5,000		1,127.25
CCB	2021.06.30	2021.07.20		5,633	USD	5,000		1,126.58
HSBC	2021.06.25	2021.07.16		6,774	USD	6,000		1,129.00
Suhyup Bank	2021.06.25	2021.07.16		7,563	USD	6,700		1,128.80
SMBC	2021.06.22	2021.07.19		3,398	USD	3,000		1,132.77
Nonghyup Bank	2021.06.25	2021.07.26		7,906	USD	7,000		1,129.40
Woori bank	2021.06.25	2021.07.26		7,904	USD	7,000		1,129.10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of June 30, 2021 are as follows, continued:

In millions of won and thousands of USD except contract exchange rate information

			Contract amounts				Contract
Counterparty	Contract date	Maturity date	Pay		Receive		exchange rate (in won )

Busan Bank	2021.06.29	2021.07.30	~~W~~	4,742	USD	4,200	~~W~~	1,129.15
HSBC	2020.10.19	2024.10.29		140,913	USD	125,000		1,127.30
MUFG	2021.05.27	2021.07.09		5,585	USD	5,000		1,116.90
Shinhan Bank	2021.06.04	2021.07.16		5,028	USD	4,500		1,117.30
Standard Chartered	2021.06.04	2021.07.16		5,026	USD	4,500		1,116.90
Woori Bank	2021.06.10	2021.07.23		5,576	USD	5,000		1,115.20
Hana Bank	2021.06.11	2021.07.23		3,368	USD	3,028		1,112.24
Hana Bank	2021.06.11	2021.07.30		5,564	USD	5,000		1,112.73
Shinhan Bank	2021.06.11	2021.07.30		5,561	USD	5,000		1,112.25
Woori Bank	2021.06.22	2021.08.13		5,667	USD	5,000		1,133.40
Shinhan Bank	2021.06.22	2021.08.13		5,668	USD	5,000		1,133.50
Standard Chartered	2021.06.22	2021.08.13		5,661	USD	5,000		1,132.20
Woori Bank	2021.06.23	2021.08.13		5,681	USD	5,000		1,136.10
MUFG	2021.06.23	2021.08.13		5,675	USD	5,000		1,134.95
Credit Agricole	2021.06.23	2021.08.13		4,542	USD	4,000		1,135.60
MUFG	2021.06.24	2021.08.13		4,517	USD	4,000		1,129.25
Standard Chartered	2021.06.24	2021.08.20		2,259	USD	2,000		1,129.50
Credit Agricole	2021.06.24	2021.08.20		4,516	USD	4,000		1,129.03
Standard Chartered	2021.06.29	2021.08.20		4,522	USD	4,000		1,130.60
Standard Chartered	2021.06.29	2021.08.02		3,388	USD	3,000		1,129.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of June 30, 2021 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won, USD)

Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonhyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of June 30, 2021 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

		Contract amount			Contract interest rate		Contract
Counterparty	Contract year	Pay		Receive	Pay	Receive	exchange rate (in won)

Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of June 30, 2021 are as follows:

In millions of won
Counterparty	Contract year			Contract interest rate per annum
		Contract amount		Pay	Receive

Hana Bank	2017~2022	~~W~~	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura (*1)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of June 30, 2021 are as follows:

In thousands of USD
Counterparty	Contract year		Contract interest rate per annum
		Contract amount	Pay	Receive

Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 69,509	4.16%	6M USD Libor
KFW	2009~2027	USD 69,509	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 75,929	3.00%	6M USD Libor

(7)

Gain and loss on valuation and transaction of derivatives for the three and six-month periods ended June 30, 2021 and 2020 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	June 30, 2021			June 30, 2020		June 30, 2021		June 30, 2020		June 30, 2021		June 30, 2020
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended

Currency forward	~~W~~	(684)	28,406	(7,951)	30,971	(40)	7,632	(3,409)	10,128	—	—	—	—
Currency swap		44,690	320,236	(96,687)	358,262	7,293	27,237	60,507	76,197	78,687	55,085	45,487	63,974
Interest rate swap		5,681	14,503	(2,129)	(19,005)	(3,389)	(6,842)	(2,203)	(3,514)	(3,060)	6,586	(133)	13,723

	~~W~~	49,687	363,145	(106,767)	370,228	3,864	28,027	54,895	82,811	75,627	61,671	45,354	77,697

(*)

For the three and six-month period ended June 30, 2021, the net income on valuation of derivatives applying cash flow hedge accounting of W36,858 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current

Loans	~~W~~	77,630	847,633	78,806	762,555
Less: Allowance for doubtful accounts		—	(20,266)	(1)	(20,266)
Less: Present value discount		(824)	(30,288)	(842)	(30,090)

		76,806	797,079	77,963	712,199

Long-term / short-term financial instruments		808,250	609,877	1,483,482	578,621

	~~W~~	885,056	1,406,956	1,561,445	1,290,820

(2)	Loans as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	29,649	—	(824)	28,825
Loans for housing		23,711	—	—	23,711
Other loans		24,270	—	—	24,270

		77,630	—	(824)	76,806

Long-term loans
Loans for tuition		426,881	(9,091)	(30,288)	387,502
Loans for housing		265,396	—	—	265,396
Loans for related parties		150,908	(11,175)	—	139,733
Fisheries loan		190	—	—	190
Other loans		4,258	—	—	4,258

		847,633	(20,266)	(30,288)	797,079

	~~W~~	925,263	(20,266)	(31,112)	873,885

In millions of won	December 31, 2020
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value

Short-term loans
Loans for tuition	~~W~~	33,864	—	(842)	33,022
Loans for housing		21,988	—	—	21,988
Fisheries loan		3,816	—	—	3,816
Other loans		19,138	(1)	—	19,137

		78,806	(1)	(842)	77,963

Long-term loans
Loans for tuition		420,274	(9,091)	(30,090)	381,093
Loans for housing		237,100	—	—	237,100
Loans for related parties		50,682	(1,047)	—	49,635
Other loans		54,499	(10,128)	—	44,371

		762,555	(20,266)	(30,090)	712,199

	~~W~~	841,361	(20,267)	(30,932)	790,162

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020

Beginning balance	~~W~~	20,267	15,094
Bad debts expense		—	5,173
Others		(1)	—

Ending balance	~~W~~	20,266	20,267

(4)	Long-term and short-term financial instruments as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current

Time deposits	~~W~~	641,529	144,187	996,265	160,433
CP		15,000	—	—	—
CD		10,000	—	50,000	—
RP		20,000	—	203,008	—
Others		121,721	465,690	234,209	418,188

	~~W~~	808,250	609,877	1,483,482	578,621

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

14.	Inventories

Inventories as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,298,381	(885)	3,297,496
Merchandises		1,550	—	1,550
Work-in-progress		164,306	—	164,306
Finished goods		70,634	—	70,634
Supplies		2,418,727	(3,689)	2,415,038
Inventories-in-transit		876,346	—	876,346
Other inventories		12,693	—	12,693

	~~W~~	6,842,637	(4,574)	6,838,063

In millions of won	December 31, 2020
	Acquisition cost		Valuation allowance	Book value

Raw materials	~~W~~	3,602,073	(885)	3,601,188
Merchandises		234	—	234
Work-in-progress		148,067	—	148,067
Finished goods		42,070	—	42,070
Supplies		2,280,682	(7,892)	2,272,790
Inventories-in-transit		666,967	—	666,967
Other inventories		11,593	—	11,593

	~~W~~	6,751,686	(8,777)	6,742,909

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventories deducted from cost of sales for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 were W8,627 million and W2,020 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 were ~~W~~4,424 million and ~~W~~4,998 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

15.	Non-Financial Assets

Non-financial assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current

Advanced payments	~~W~~	207,380	115,923	169,737	32,693
Prepaid expenses		525,481	160,781	216,073	140,730
Others (*)		661,717	54,673	634,348	72,969

	~~W~~	1,394,578	331,377	1,020,158	246,392

(*)	Details of others as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current

Greenhouse gas emissions rights	~~W~~	251,196	—	357,355	—
Other quick assets		410,521	54,673	276,993	72,969

	~~W~~	661,717	54,673	634,348	72,969

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of June 30, 2021 and December 31, 2020 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2021	December 31, 2020
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	—	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, Inc.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2021 and December 31, 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2021	December 31, 2020
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited (*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	KOREA	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
Hee mang sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	—	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC (*5)	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	79.56%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	KOREA	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC (*6)	Holding company	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of June 30, 2021 and December 31, 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	June 30, 2021	December 31, 2020
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
Moha Solar Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	VIETNAM	100.00%	100.00%
Energy Innovation Fund I	Holding company	KOREA	71.91%	71.91%
KHNP Chile SpA	Holding company	CHILE	100.00%	—
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Corporation Co., Ltd.	Power generation	KOREA	100.00%	—
SolarVader Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Innovation Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	KOREA	100.00%	—
Yeong Yang Solar Management Co., Ltd.	Power generation	KOREA	100.00%	—
LSG Hydro Power Limited	Holding company	PAKISTAN	99.80%	—
KOEN Bio Co., Ltd.	Wood pellet utilization business	KOREA	70.00%	—
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	—
Elara Investment Holdings, LLC (*7)	Holding company	USA	0.10%	—
Elara Equity Holdings, LLC	Holding company	USA	51.22%	—
Elara Class B Holdings, LLC	Holding company	USA	100.00%	—
Elara Class B Member, LLC	Holding company	USA	100.00%	—
Elara Development Holdings, LLC	Holding company	USA	100.00%	—
Elara Development, LLC	Holding company	USA	100.00%	—
Elara Energy Holdings, LLC	Holding company	USA	100.00%	—
Elara Energy Project, LLC	Power generation	USA	100.00%	—
KOMIPO Iberian Solar Group, S.L.U.	Holding company	SPAIN	100.00%	—
Prime Swedish Holding AB	Holding company	SWEDEN	100.00%	—

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate all 4 members of the board of directors.

(*6)

As of the end of the reporting period, the Group does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate the CEO and key management members.

(*7)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the entity by virtue of the right to nominate all 3 members of the board of directors under the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the six-month period ended June 30, 2021 are as follows:

Subsidiaries included in consolidation during the six-month period ended June 30, 2021.

Subsidiaries	Reason
KHNP Chile SpA	Newly established
Yeong Yang Apollon Photovoltaic Co., Ltd.	New investment
Yeong Yang Corporation Co., Ltd.	New investment
SolarVader Co., Ltd.	New investment
Yeong Yang Innovation Co., Ltd.	New investment
Yeong Yang Horus Photovoltaic Co., Ltd.	New investment
Yeong Yang Solar Management Co., Ltd.	New investment
LSG Hydro Power Limited	Newly established
KOEN Bio Co., Ltd.	Newly established
KOMIPO Energy Solution America, LLC	Newly established
Elara Investment Holdings, LLC	Newly established
Elara Equity Holdings, LLC	Newly established
Elara Class B Holdings, LLC	Newly established
Elara Class B Member, LLC	Newly established
Elara Development Holdings, LLC	Newly established
Elara Development, LLC	Newly established
Elara Energy Holdings, LLC	Newly established
Elara Energy Project, LLC	New investment
KOMIPO Iberian Solar Group, S.L.U.	New investment
Prime Swedish Holding AB	Newly established

Subsidiaries excluded from consolidation during the six-month period ended June 30, 2021.

Subsidiaries	Reason
DG Fairhaven Power, LLC	Sale of shares
VI Carbon Professional Private Special Asset Investment Trust 1	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won
June 30, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	62,999,526	36,214,709	5,450,726	840,670
Korea South-East Power Co., Ltd.		10,762,417	5,857,081	2,165,727	26,204
Korea Midland Power Co., Ltd.		13,438,584	9,792,093	2,103,849	(13,570)
Korea Western Power Co., Ltd.		10,499,827	6,796,340	2,105,632	(49,402)
Korea Southern Power Co., Ltd.		10,772,741	6,610,216	2,231,773	(77,432)
Korea East-West Power Co., Ltd.		9,775,104	5,043,747	2,129,778	58,270
KEPCO Engineering & Construction Company, Inc.		687,339	192,736	155,521	2,872
KEPCO Plant Service & Engineering Co., Ltd.		1,381,297	304,022	688,435	76,317
KEPCO Nuclear Fuel Co., Ltd.		881,822	457,884	115,167	18,972
KEPCO KDN Co., Ltd.		651,768	186,521	286,501	7,608
KEPCO International HongKong Ltd.		125,352	—	—	493
KEPCO International Philippines Inc.		146,068	217	—	7,788
KEPCO Gansu International Ltd.		6,834	532	—	(10)
KEPCO Philippines Holdings Inc.		207,153	118	—	37,661
KEPCO Philippines Corporation		6,125	13	—	(70)
KEPCO Ilijan Corporation		323,911	38,057	31,369	8,695
KEPCO Lebanon SARL		1,704	9,333	—	(27)
KEPCO Neimenggu International Ltd.		224,452	2,699	—	2,628
KEPCO Shanxi International Ltd.		514,713	194,708	—	(3,949)
KOMIPO Global Pte Ltd.		282,805	585	—	7,874
KEPCO Netherlands B.V.		123,146	307	—	1,096
Korea Imouraren Uranium Investment Corp.		14,013	140	—	(23)
KEPCO Australia Pty., Ltd.		460	11	—	9

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
June 30, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOSEP Australia Pty., Ltd.	~~W~~	36,525	3,821	6,904	2,124
KOMIPO Australia Pty., Ltd.		45,686	3,825	6,904	1,462
KOWEPO Australia Pty., Ltd.		45,512	2,352	6,904	2,129
KOSPO Australia Pty., Ltd.		38,624	2,353	6,904	159
KEPCO Middle East Holding Company		95,343	83,549	—	(711)
Qatrana Electric Power Company		466,442	273,561	10,479	9,312
KHNP Canada Energy Ltd.		102,484	546	—	(497)
KEPCO Bylong Australia Pty., Ltd.		44,489	369,595	—	(16,021)
Korea Waterbury Uranium Limited Partnership		20,920	191	—	(37)
KEPCO Holdings de Mexico		150	31	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		551,775	419,847	91,392	8,242
KEPCO Energy Service Company		7,548	1,921	7,621	4,817
KEPCO Netherlands S3 B.V.		47,512	119	—	1,688
PT. KOMIPO Pembangkitan Jawa Bali		14,759	4,036	8,944	2,505
PT. Cirebon Power Service		2,114	634	4,001	137
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,263	15,855	4,910	1,531
EWP America Inc. (*1)		42,029	2,409	7,235	3,235
KNF Canada Energy Limited		2,070	29	—	(21)
EWP Barbados 1 SRL		330,601	1,149	1,397	5,104
Gyeonggi Green Energy Co., Ltd.		253,308	228,120	45,354	(231)
PT. Tanggamus Electric Power		213,631	171,083	4,263	8,000
Gyeongju Wind Power Co., Ltd.		100,737	65,819	7,726	1,817
KOMIPO America Inc. (*2)		206,799	52,588	—	(1,402)
KOSEP USA, Inc.		1	5,024	—	—
PT. EWP Indonesia		41,940	1,164	—	3,361
KEPCO Netherlands J3 B.V.		117,292	147	—	(57)
Korea Offshore Wind Power Co., Ltd.		359,434	191,774	17,198	593
Global One Pioneer B.V.		169	110	—	(62)
Global Energy Pioneer B.V.		336	108	—	(57)
Mira Power Limited		393,663	281,687	42,729	25,533
KOSEP Material Co., Ltd.		2,986	932	1,840	170
Commerce and Industry Energy Co., Ltd.		90,009	39,411	16,737	2,302
KEPCO KPS Philippines Corp.		3,260	390	2,287	(42)
KOSPO Chile SpA		134,135	52,319	—	(1,239)
PT. KOWEPO Sumsel Operation And Maintenance Services		109	243	—	—
Hee mang sunlight Power Co., Ltd.		6,911	4,097	214	(108)
Fujeij Wind Power Company		197,000	173,196	—	8,342
KOSPO Youngnam Power Co., Ltd.		384,192	288,584	140,802	946
Chitose Solar Power Plant LLC		124,885	109,185	8,623	1,502
KEPCO Energy Solution Co., Ltd.		314,626	3,339	8,591	1,626
KEPCO Solar Co., Ltd.		223,695	15,526	5,518	823
KOSPO Power Services Ltda.		4,860	1,835	6,400	198
Energy New Industry Specialized Investment Private Investment Trust (*3)		289,296	2,689	—	2,109
KOEN Bylong Pty., Ltd.		8	85	—	—
KOMIPO Bylong Pty., Ltd.		8	85	—	—
KOWEPO Bylong Pty., Ltd.		8	85	—	(18)
KOSPO Bylong Pty., Ltd.		120	196	—	—
EWP Bylong Pty., Ltd.		6	35	—	—
KOWEPO Lao International		11,513	10	4,132	2,756
KEPCO US Inc.		16,777	—	—	—
KEPCO Alamosa LLC		32,578	327	61	(31)
KEPCO Solar of Alamosa LLC		57,181	41,582	4,125	419
KEPCO Mangilao Holdings LLC		26,780	30,054	—	(14)
Mangilao Investment LLC		40,690	28	—	(14)
KEPCO Mangilao Solar, LLC		137,404	99,791	—	(555)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
June 30, 2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Jeju Hanlim Offshore Wind Co., Ltd.	~~W~~	32,422	8,318	—	(1,630)
PT. Siborpa Eco Power		10,859	71	—	(78)
PT. Korea Energy Indonesia		1,846	229	807	56
KOLAT SpA		31,533	641	39	(250)
KEPCO California, LLC		43,347	6,508	—	(756)
KEPCO Mojave Holdings, LLC		96,561	69,421	—	(2,113)
Incheon Fuel Cell Co., Ltd.		259,710	239,374	3,431	(873)
KOEN Service Co., Ltd.		8,039	7,262	17,325	399
KOMIPO Service Co., Ltd.		4,175	4,948	16,090	249
KOWEPO Service Co., Ltd.		7,062	5,096	15,510	864
KOSPO Service Co., Ltd.		3,822	4,371	10,817	(1,458)
EWP Service Co., Ltd.		5,332	4,196	12,320	561
PT. KOMIPO Energy Indonesia		1,516	164	7	(855)
KNF partners Co., Ltd.		1,257	790	2,255	(261)
KOSPO USA Inc.		273,534	400	—	2,374
Nambu USA LLC		204,511	—	—	260
Tamra Offshore Wind Power Co., Ltd.		148,175	111,029	9,966	2,539
KEPCO MCS Co., Ltd.		73,067	39,099	154,091	11,528
KEPCO FMS Co., Ltd.		14,343	12,857	43,073	(319)
Firstkeepers Co., Ltd.		16,630	16,976	36,361	(2,092)
Secutec Co., Ltd.		13,190	10,818	32,558	670
SE Green Energy Co., Ltd.		153,708	120,363	18,191	3,726
KEPCO Mangilao America LLC		1,848	1	—	—
Mangilao Intermediate Holdings LLC		151,619	133,447	—	(3,455)
KEPCO CSC Co., Ltd.		9,591	5,840	19,665	485
KOAK Power Limited		16,096	1,196	—	(630)
KOMIPO Europe B.V.		69,932	59	200	(189)
Haenanum Energy Fund		28,238	196	24	(46)
Paju Ecoenergy Co., Ltd.		53,746	275	4,817	29
Guam Ukudu Power LLC		16,151	15,431	—	(458)
TS Energy No. 25 Co., Ltd.		242,219	204,877	52	(4,530)
KPS Partners Co., Ltd.		2,597	1,544	4,349	68
KEPCO E&C Service Co., Ltd.		4,009	2,337	8,027	707
Moha Solar Co., Ltd.		26,835	27,503	—	(248)
Ogiri Solar Power Co., Ltd.		1,041	1	—	(1)
KHNP USA LLC		745	17	485	268
KOMIPO Vanphong Power Service LLC		2,723	369	1,435	585
Energy Innovation Fund I		16,649	2	3	(522)
KHNP Chile SpA		3,119	—	—	31
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,099	943	—	(6)
Yeong Yang Corporation Co., Ltd.		1,099	933	—	(5)
SolarVader Co., Ltd.		1,099	934	—	(5)
Yeong Yang Innovation Co., Ltd.		1,098	933	—	(5)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,097	934	—	(5)
Yeong Yang Solar Management Co., Ltd.		1,099	933	—	(5)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		449	30	—	(80)
KOMIPO Iberian Solar Group, S.L.U.		69,925	57,446	—	794
Prime Swedish Holding AB		11,580	11,577	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. consists of nine other subsidiaries’ financial information, including Elara Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	61,859,753	35,652,467	9,938,941	647,641
Korea South-East Power Co., Ltd.		10,858,645	5,954,129	4,258,904	(139,149)
Korea Midland Power Co., Ltd.		13,028,436	9,357,603	4,293,364	(29,880)
Korea Western Power Co., Ltd.		10,357,023	6,594,779	3,605,986	(108,953)
Korea Southern Power Co., Ltd.		10,658,015	6,411,524	4,015,941	(17,588)
Korea East-West Power Co., Ltd.		9,619,485	4,974,645	4,155,416	(65,427)
KEPCO Engineering & Construction Company, Inc.		699,244	200,169	431,723	20,160
KEPCO Plant Service & Engineering Co., Ltd.		1,345,857	296,515	1,299,186	85,916
KEPCO Nuclear Fuel Co., Ltd.		798,368	390,155	331,228	14,542
KEPCO KDN Co., Ltd.		647,496	174,192	641,308	45,207
KEPCO International HongKong Ltd.		120,213	—	—	1,571
KEPCO International Philippines Inc.		133,215	366	—	35,182
KEPCO Gansu International Ltd.		7,753	512	—	(19)
KEPCO Philippines Holdings Inc.		187,375	127	—	65,792
KEPCO Philippines Corporation		6,173	17	—	(187)
KEPCO Ilijan Corporation		322,066	47,234	81,400	39,443
KEPCO Lebanon SARL		1,669	9,195	—	(59)
KEPCO Neimenggu International Ltd.		213,444	2,492	—	26,593
KEPCO Shanxi International Ltd.		508,363	196,408	—	2,278
KOMIPO Global Pte Ltd.		263,378	656	—	12,460
KEPCO Netherlands B.V.		117,449	71	—	14,503
Korea Imouraren Uranium Investment Corp.		13,955	123	—	(675)
KEPCO Australia Pty., Ltd.		451	17	—	71
KOSEP Australia Pty., Ltd.		34,249	3,500	14,327	2,150
KOMIPO Australia Pty., Ltd.		45,250	3,782	14,327	2,685
KOWEPO Australia Pty., Ltd.		44,270	2,909	14,327	1,663
KOSPO Australia Pty., Ltd.		38,341	2,750	14,327	2,242
KEPCO Middle East Holding Company		90,601	78,553	—	(1,539)
Qatrana Electric Power Company		464,507	287,859	21,279	24,717
KHNP Canada Energy Ltd.		63,794	26	—	(7)
KEPCO Bylong Australia Pty., Ltd.		44,691	349,542	—	16,897
Korea Waterbury Uranium Limited Partnership		20,908	165	—	(76)
KEPCO Holdings de Mexico		148	27	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		531,367	410,743	65,695	37,899
KEPCO Energy Service Company		2,255	994	5,880	507
KEPCO Netherlands S3 B.V.		44,042	54	—	2,833
PT. KOMIPO Pembangkitan Jawa Bali		12,946	3,298	20,306	4,775
PT. Cirebon Power Service		1,825	550	8,642	344
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		31,620	15,654	9,356	1,570
EWP America Inc. (*1)		37,681	2,683	14,312	(14,327)
KNF Canada Energy Limited		1,871	22	—	(50)
EWP Barbados 1 SRL		313,409	1,170	2,950	44,729
Gyeonggi Green Energy Co., Ltd.		265,768	240,366	64,660	(9,968)
PT. Tanggamus Electric Power		217,730	184,057	3,491	11,942
Gyeongju Wind Power Co., Ltd.		105,726	68,629	13,939	2,108
KOMIPO America Inc.		105,926	918	342	(1,783)
KOSEP USA, Inc.		1	4,837	—	—
PT. EWP Indonesia		33,900	1,125	—	7,083
KEPCO Netherlands J3 B.V.		138,824	84	—	28,242
Korea Offshore Wind Power Co., Ltd.		354,643	187,576	26,838	98
Global One Pioneer B.V.		177	60	—	(76)
Global Energy Pioneer B.V.		338	64	—	(70)
Mira Power Limited		348,737	266,565	31,172	(2,960)
KOSEP Material Co., Ltd.		2,312	429	3,457	189

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Commerce and Industry Energy Co., Ltd.	~~W~~	89,681	41,384	31,603	1,623
KEPCO KPS Philippines Corp.		3,119	284	5,151	158
KOSPO Chile SpA		128,795	48,813	—	(542)
PT. KOWEPO Sumsel Operation And Maintenance Services		108	241	—	(15)
Hee mang sunlight Power Co., Ltd.		7,261	4,339	423	(142)
Fujeij Wind Power Company		194,844	174,051	—	13,720
KOSPO Youngnam Power Co., Ltd.		389,071	294,408	254,966	3,405
VI Carbon Professional Private Special Asset Investment Trust 1		3,006	4	—	7
Chitose Solar Power Plant LLC		133,643	118,783	17,073	1,521
KEPCO Energy Solution Co., Ltd.		313,754	4,093	5,585	3,656
KEPCO Solar Co., Ltd.		230,443	23,098	3,933	1,888
KOSPO Power Services Ltda.		4,354	1,644	10,846	1,011
Energy New Industry Specialized Investment Private Investment Trust (*2)		279,489	24,173	23,682	8,248
KOEN Bylong Pty., Ltd.		6	75	—	(11)
KOMIPO Bylong Pty., Ltd.		7	76	—	(11)
KOWEPO Bylong Pty., Ltd.		6	64	—	—
KOSPO Bylong Pty., Ltd.		153	213	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,982	392	8,466	4,706
KEPCO US Inc.		16,154	—	—	(21)
KEPCO Alamosa LLC		31,353	270	127	(237)
KEPCO Solar of Alamosa LLC		68,336	42,910	9,096	(2,052)
KEPCO Mangilao Holdings LLC		25,785	28,924	—	(502)
Mangilao Investment LLC		38,090	14	—	(15)
KEPCO Mangilao Solar, LLC		69,830	34,029	—	(253)
Jeju Hanlim Offshore Wind Co., Ltd.		20,525	9,805	—	(3,049)
PT. Siborpa Eco Power		10,491	14	—	(361)
PT. Korea Energy Indonesia		1,746	196	2,428	190
KOLAT SpA		31,109	425	243	(216)
KEPCO California, LLC		41,973	4,683	—	(1,330)
KEPCO Mojave Holdings, LLC		95,326	67,138	—	(4,358)
Incheon Fuel Cell Co., Ltd.		192,184	170,976	—	(979)
KOEN Service Co., Ltd.		6,239	5,598	32,150	129
KOMIPO Service Co., Ltd.		3,381	3,649	28,596	(479)
KOWEPO Service Co., Ltd.		6,045	4,849	29,559	726
KOSPO Service Co., Ltd.		5,617	4,708	25,103	832
EWP Service Co., Ltd.		4,568	4,074	23,223	(15)
PT. KOMIPO Energy Indonesia		2,473	154	2,391	52
KNF Partners Co., Ltd.		1,470	743	5,487	256
KOSPO USA Inc.		120,380	266	—	(1,611)
Nambu USA LLC		42,739	—	—	544
Tamra Offshore Wind Power Co., Ltd.		150,957	112,184	22,200	4,575
KEPCO MCS Co., Ltd.		59,227	36,786	342,053	19,190
KEPCO FMS Co., Ltd.		14,390	12,585	89,228	837
Firstkeepers Co., Ltd.		13,981	12,234	68,538	2,994
Secutec Co., Ltd.		11,473	9,771	62,256	1,609
SE Green Energy Co., Ltd.		152,205	122,606	19,731	2,463
KEPCO Mangilao America LLC		1,793	—	—	—
Mangilao Intermediate Holdings LLC		100,609	80,210	—	(3,708)
KEPCO CSC Co., Ltd.		8,817	5,551	38,465	2,479
KOAK Power Limited		15,864	1,118	—	607

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KOMIPO Europe B.V.	~~W~~	43,198	46	333	(386)
Haenanum Energy Fund		28,219	132	128	(13)
Paju Ecoenergy Co., Ltd.		57,320	3,506	3,069	247
Guam Ukudu Power LLC		3,165	3,589	—	(1,577)
TS Energy No. 25 Co., Ltd.		184,667	142,709	—	(3,779)
KPS Partners Co., Ltd.		2,139	1,127	3,562	313
KEPCO E&C Service Co., Ltd.		2,514	1,549	4,989	464
Moha Solar Co., Ltd.		7,390	7,809	—	(364)
Ogiri Solar Power Co., Ltd.		1,032	—	—	—
KHNP USA LLC		464	23	229	119
KOMIPO Vanphong Power Service LLC		1,727	12	—	(34)
Energy Innovation Fund I		8,412	1	25	(201)

(*1)	Financial information of EWP America Inc. includes that of four other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

(4)	Significant restrictions on abilities to subsidiaries as of June 30, 2021 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

(5)	As of June 30, 2021, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Nature and extent of any significant restrictions
KOSPO Youngnam Power Co., Ltd.	The Group holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Group, at face value of the issued shares on the 7th and 12th years from the Group’s establishment date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won
June 30, 2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	296,114	791,101	237,211	926,419	2,250,845
Non-current assets		27,797	590,196	450,128	3,662,997	4,731,118
Current liabilities		(12,293)	(249,202)	(178,055)	(593,330)	(1,032,880)
Non-current liabilities		(25,764)	(54,820)	(14,681)	(2,515,739)	(2,611,004)
Net assets		285,854	1,077,275	494,603	1,480,347	3,338,079
Book value of non-controlling interests		140,069	527,864	167,770	613,137	1,448,840
Sales		31,369	688,435	155,521	562,824	1,438,149
Profit for the period		8,695	76,317	2,872	80,432	168,316
Profit for the period attributable to non-controlling interests		4,261	37,395	974	12,053	54,683
Cash flows from operating activities		57,384	106,168	32,431	214,848	410,831
Cash flows from investing activities		(380)	(43,228)	(33,302)	(110,402)	(187,312)
Cash flows from financing activities before dividends to non-controlling interests		(7,878)	(28,347)	(7,806)	(49,133)	(93,164)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(1,712)	(30,620)
Effect of exchange rate fluctuation		4,682	475	16	4,072	9,245
Net increase (decrease) of cash and cash equivalents		53,808	9,799	(12,300)	57,673	108,980

In millions of won
December 31, 2020
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,035	1,370,166
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the period		39,443	85,916	20,160	107,661	253,180
Profit for the period attributable to non-controlling interests		19,327	42,099	6,838	32,858	101,122
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Acquisition cost	~~W~~	99,816	98,166
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	99,816	98,166

(ii)	Changes in goodwill for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	98,166	1,650	—	99,816
Less: Accumulated impairment		—	—	—	—

Carrying book value		98,166	1,650	—	99,816

In millions of won	December 31, 2020
	Beginning		Increase	Decrease	Ending
Acquisition cost	~~W~~	97,977	189	—	98,166
Less: Accumulated impairment		—	—	—	—

Carrying book value		97,977	189	—	98,166

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1 and has disposed of shares of DG Fairhaven Power, LLC during the six-month period ended June 30, 2021. The Group had completed the liquidation process of EWP Philippines Corporation and had disposed of shares of DG Whitefield, LLC and Springfield Power, LLC during the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
June 30, 2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,759,471
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	716,288
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	461,644
Korea Power Exchange (*2)	Management of power marketand others	KOREA	100.00%		127,839	270,802
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	253,294
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	121,814
Hyundai Green Power Co., Ltd.	Operation of utility plant	KOREA	29.00%		88,885	121,657
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,989
Indeck Niles Development, LLC (*3, 5)	Power generation	USA	59.66%		203,685	180,722
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	KOREA	33.61%		148,105	74,073
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	76,872
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	66,316
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	71,749
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation ofutility plant	NEPAL	69.06%		70,228	63,838
Korea Electric Power Corporation Fund (*6)	Developing electric enterprises	KOREA	98.09%		48,410	43,757
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,892
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,640
Others (Daeryun Power Co., Ltd. and 67 others)					228,257	184,331

				~~W~~	2,675,940	4,654,149

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%	~~W~~	301,910	277,900
KEPCO SPC Power Corporation (*7)	Construction and operation ofutility plant	PHILIPPINES	75.20%		94,579	197,610
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	208,493
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	183,953
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	126,270
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,431	68,382
Kelar S.A. (*7)	Power generation	CHILE	65.00%		78,060	79,642
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	74,132
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,360
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	51,662
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	43,471
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		75,874	77,222
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	41,295
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	36,573
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	35,790
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	29,502
Others (Chun-cheon Energy Co., Ltd. and 73 others)					772,933	542,115

					2,014,055	2,128,372

				~~W~~	4,689,995	6,782,521

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2021 and December 31, 2020 are as follows, continued:

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	Under the shareholder agreement, 50% of the investment is committed by March 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,647,325
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	679,708
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	425,234
Korea Power Exchange (*2)	Management of power marketand others	KOREA	100.00%		127,839	269,122
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	244,426
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	117,811
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	132,774
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	110,292
Indeck Niles Development, LLC (*3)	Power generation	USA	24.08%		45,562	20,627
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	KOREA	33.61%		148,105	80,637
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	69,591
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	69,912
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	64,570
Nepal Water & Energy Development Company Private Limited (*5)	Construction and operation ofutility plant	NEPAL	60.35%		50,268	42,677
Korea Electric Power Corporation Fund (*6)	Developing electric enterprises	KOREA	98.09%		51,500	41,926
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,549
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	27,865
Others (Daeryun Power Co., Ltd. and 60 others)					209,071	165,741

				~~W~~	2,481,761	4,250,787

<Joint ventures>
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%	~~W~~	301,910	266,221
KEPCO SPC Power Corporation (*7)	Construction and operation ofutility plant	PHILIPPINES	75.20%		94,579	201,663
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	188,478
Amman Asia Electric Power Company (*7)	Power generation	JORDAN	60.00%		111,476	161,253
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,157
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,395	63,029
Kelar S.A. (*7)	Power generation	CHILE	65.00%		78,060	71,449
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	68,809
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,639
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,017
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	42,530
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		56,654	56,654
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	33,063
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	31,897
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,883
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLAND	49.00%		44,405	13,264
Others (Daegu Green Power Co., Ltd. and 66 others)					721,526	490,740

					1,943,392	1,919,746

				~~W~~	4,425,153	6,170,533

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of June 30, 2021 and December 31, 2020 are as follows, continued:

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)	Under the shareholder agreement, 50% of the investment is committed by March 2022.
(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*5)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. For this reason, the entity is classified as an associate.

(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. For this reason, the entity is classified as an associate.

(*7)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
Investees	June 30, 2021		December 31, 2020

<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	119,120	45,048
Korea Gas Corporation		697,410	584,010
YTN Co., Ltd.		35,685	27,000
SPC Power Corporation		182,397	139,698
PT. Bayan Resources TBK		707,200	798,510

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won
June 30, 2021
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	100,582	10,671	893	1,759,471
Gemeng International Energy Co., Ltd.		679,711	—	—	—	(10,905)	47,482	—	716,288
PT. Bayan Resources TBK		425,231	—	—	(67,064)	77,418	26,078	(19)	461,644
Korea Power Exchange		269,122	—	—	—	1,800	—	(120)	270,802
GS Donghae Electric Power Co., Ltd.		244,426	—	—	—	8,868	—	—	253,294
PT. Cirebon Electric Power		117,811	—	—	(8,607)	7,381	687	4,542	121,814
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,889)	(882)	(1,346)	—	121,657
S-Power Co., Ltd.		110,292	—	—	—	4,697	—	—	114,989
Indeck Niles Development, LLC		20,627	158,123	—	—	(3,853)	3,299	2,526	180,722
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,564)	—	—	74,073
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	7,275	—	6	76,872
SPC Power Corporation		69,912	—	—	(13,177)	2,171	7,410	—	66,316
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	3,625	3,554	—	71,749
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(296)	1,497	—	63,838
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	(695)	5,616	—	43,757
YTN Co., Ltd.		40,549	—	—	(270)	609	14	(10)	40,892
PT Wampu Electric Power		27,865	—	—	—	2,124	546	1,105	31,640
Others (Daeryun Power Co., Ltd. and 69 others)		165,741	18,801	(10)	(4,786)	3,703	6,221	(5,339)	184,331

	~~W~~	4,250,787	196,884	(3,100)	(102,793)	197,058	111,729	3,584	4,654,149

<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	266,221	—	—	—	1,387	10,292	—	277,900
KEPCO SPC Power Corporation		201,663	—	—	(24,044)	20,613	(622)	—	197,610
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	—	10,988	9,027	—	208,493
Amman Asia Electric Power Company		161,253	—	—	—	8,993	13,707	—	183,953
Rabigh Electricity Company		97,156	—	—	—	13,013	16,101	—	126,270
PT Barito Wahana Tenaga		63,029	36	—	—	(306)	5,623	—	68,382
Kelar S.A.		71,449	—	—	—	4,331	1,045	2,817	79,642
RE Holiday Holdings LLC		68,809	—	—	(793)	1,931	4,185	—	74,132
RE Pioneer Holdings LLC		49,639	—	—	(620)	1,981	3,360	—	54,360
Solar Philippines Calatagan Corporation		49,017	—	—	—	2,107	538	—	51,662
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,862	1,963	—	43,471
OneEnergy Asia Limited		56,654	19,220	—	—	(69)	1,417	—	77,222
PT. Tanjung Power Indonesia		33,063	—	—	—	3,578	4,898	(244)	41,295
South Jamaica Power Company Limited		31,899	—	—	—	3,407	1,269	(2)	36,573
Chile Solar JV SpA		34,883	—	—	—	446	461	—	35,790
Shuweihat Asia Power Investment B.V.		13,264	—	—	(1,753)	2,885	15,106	—	29,502
Others (Chun-cheon Energy Co., Ltd. and 73 others)		490,739	51,669	(262)	(9,865)	2,616	10,155	(2,937)	542,115

		1,919,746	70,925	(262)	(39,959)	79,763	98,525	(366)	2,128,372

	~~W~~	6,170,533	267,809	(3,362)	(142,752)	276,821	210,254	3,218	6,782,521

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,693,967	—	—	(7,182)	(14,104)	(25,023)	(333)	1,647,325
Gemeng International Energy Co., Ltd.		670,896	—	—	(11,620)	15,965	4,468	(1)	679,708
PT. Bayan Resources TBK		445,141	—	—	(15,720)	17,139	(21,256)	(70)	425,234
Korea Power Exchange		258,899	—	—	—	1,860	1	8,362	269,122
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(25,796)	14,265	—	(26)	244,426
PT. Cirebon Electric Power		123,425	—	—	(9,782)	11,330	434	(7,596)	117,811
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	17,410	—	—	132,774
S-Power Co., Ltd.		115,784	—	—	—	(5,429)	—	(63)	110,292
Indeck Niles Development, LLC		—	45,562	—	—	(13,344)	(9,846)	(1,745)	20,627
Dongducheon Dream Power Co., Ltd.		76,547	—	—	—	4,095	—	(5)	80,637
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	11,877	(3,604)	(5,638)	69,591
SPC Power Corporation		63,583	—	—	(10,764)	5,491	11,649	(47)	69,912
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(2,896)	(5,469)	—	64,570
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,699)	(1,466)	—	42,677
Korea Electric Power Corporation Fund		41,126	—	—	—	(908)	1,708	—	41,926
YTN Co., Ltd.		39,747	—	—	(90)	1,086	(6)	(188)	40,549
PT Wampu Electric Power		29,355	—	—	(1,303)	3,245	(1,639)	(1,793)	27,865
Others (Daeryun Power Co., Ltd. and 67 others)		142,060	35,996	(207)	(7,029)	(6,291)	1,138	74	165,741

	~~W~~	4,251,802	96,255	(207)	(98,175)	59,092	(48,911)	(9,069)	4,250,787

<Joint ventures>
Jamaica Public Service Company Limited	~~W~~	253,607	—	—	(4,352)	24,669	(10,891)	3,188	266,221
KEPCO SPC Power Corporation		214,794	—	—	(48,486)	48,479	(12,995)	(129)	201,663
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	15,317	1,307	—	188,478
Amman Asia Electric Power Company		192,164	—	—	(28,281)	20,165	(22,795)	—	161,253
Rabigh Electricity Company		109,096	—	—	(14,956)	25,474	(22,458)	1	97,157
PT Barito Wahana Tenaga		—	59,395	—	—	4,923	(1,289)	—	63,029
Kelar S.A.		70,462	—	—	—	14,864	(9,186)	(4,691)	71,449
RE Holiday Holdings LLC		42,070	—	—	—	33,072	(6,333)	—	68,809
RE Pioneer Holdings LLC		31,156	—	—	(1,246)	24,466	(4,737)	—	49,639
Solar Philippines Calatagan Corporation		48,930	—	—	(6,439)	6,745	(219)	—	49,017
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,231	275	—	42,530
OneEnergy Asia Limited		—	56,654	—	—	—	—	—	56,654
PT. Tanjung Power Indonesia		34,327	—	—	—	7,522	(9,220)	434	33,063
South Jamaica Power Company Limited		13,863	—	—	—	20,468	(2,432)	(2)	31,897
Chile Solar JV SpA		34,859	—	—	—	187	(163)	—	34,883
Shuweihat Asia Power Investment B.V.		18,318	—	—	(4,337)	5,919	(6,636)	—	13,264
Others (Daegu Green Power Co., Ltd. and 66 others		373,052	173,019	—	(17,969)	(33,469)	(5,605)	1,712	490,740

		1,663,029	289,068	—	(139,519)	220,032	(113,377)	513	1,919,746

	~~W~~	5,914,831	385,323	(207)	(237,694)	279,124	(162,288)	(8,556)	6,170,533

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won
June 30, 2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	35,492,648	27,245,508	12,552,350	456,774
Gemeng International Energy Co., Ltd.		7,727,173	5,620,445	1,089,443	19,031
PT. Bayan Resources TBK		1,727,574	694,818	1,144,185	376,729
Korea Power Exchange		330,366	59,564	51,966	2,303
GS Donghae Electric Power Co., Ltd.		2,128,934	1,383,951	348,527	26,082
PT. Cirebon Electric Power		728,640	285,679	141,715	27,940
Hyundai Green Power Co., Ltd.		824,387	404,879	49,352	(2,385)
S-Power Co., Ltd.		789,078	551,436	274,104	9,312
Indeck Niles Development, LLC		897,340	701,072	—	(5,028)
Dongducheon Dream Power Co., Ltd.		1,357,575	1,098,689	296,896	(16,523)
Shin Pyeongtaek Power Co., Ltd.		1,009,333	785,607	261,740	17,452
SPC Power Corporation		246,943	20,807	26,001	18,416
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,175,616	884,324	68,360	14,362
Nepal Water & Energy Development Company Private Limited		113,454	22,427	1	(181)
Korea Electric Power Corporation Fund		44,731	125	5	(416)
YTN Co., Ltd.		295,235	104,406	60,375	2,146
PT Wampu Electric Power		200,756	131,972	9,556	4,768

<Joint ventures>
Jamaica Public Service Company Limited		2,080,033	1,414,944	514,602	19,281
KEPCO SPC Power Corporation		282,232	19,453	82,875	27,609
Datang Chifeng Renewable Power Co., Ltd.		782,624	261,392	74,526	28,018
Amman Asia Electric Power Company		745,408	438,820	7,321	14,992
Rabigh Electricity Company		2,356,712	1,893,922	145,357	28,236
PT Barito Wahana Tenaga		223,382	—	—	10,559
Kelar S.A.		625,587	507,068	44,375	7,030
RE Holiday Holdings LLC		320,311	172,047	3,319	2,048
RE Pioneer Holdings LLC		238,656	129,935	3,047	2,070
Solar Philippines Calatagan Corporation		100,343	42,534	9,515	5,605
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		191,937	83,259	16,059	4,655
OneEnergy Asia Limited		129,427	153	—	(174)
PT. Tanjung Power Indonesia		684,562	566,576	42,464	10,369
South Jamaica Power Company Limited		447,822	264,948	107,745	10,364
Chile Solar JV SpA		75,076	3,495	1,749	639
Shuweihat Asia Power Investment B.V.		60,208	—	—	14,948

(*)	The profit for the six-month period ended June 30, 2021 is reduced by the associate entity’s net income attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation (*)	~~W~~	35,909,775	28,174,619	20,833,722	(172,060)
Gemeng International Energy Co., Ltd.		7,427,157	5,428,013	1,955,707	64,077
PT. Bayan Resources TBK		1,544,875	795,131	1,646,390	219,406
Korea Power Exchange		337,577	68,455	104,698	979
GS Donghae Electric Power Co., Ltd.		2,174,835	1,455,935	685,579	41,955
PT. Cirebon Electric Power		730,020	301,615	246,014	40,676
Hyundai Green Power Co., Ltd.		874,574	416,732	390,442	55,591
S-Power Co., Ltd.		782,561	554,393	421,519	(10,805)
Indeck Niles Development, LLC		772,124	738,826	—	(29,392)
Dongducheon Dream Power Co., Ltd.		1,374,640	1,095,926	524,890	10,982
Shin Pyeongtaek Power Co., Ltd.		1,020,650	814,369	520,468	32,002
SPC Power Corporation		255,462	17,705	47,091	39,677
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,138,994	876,336	140,069	(11,318)
Nepal Water & Energy Development Company Private Limited		109,321	41,093	—	(444)
Korea Electric Power Corporation Fund		42,988	249	82	(730)
YTN Co., Ltd.		295,151	105,923	126,730	7,095
PT Wampu Electric Power		199,841	139,264	20,265	7,372

<Joint ventures>
Jamaica Public Service Company Limited		1,664,412	1,027,418	1,042,422	35,916
KEPCO SPC Power Corporation		289,271	21,102	184,481	66,311
Datang Chifeng Renewable Power Co., Ltd.		747,990	276,796	119,955	39,439
Amman Asia Electric Power Company		725,101	456,346	20,586	33,608
Rabigh Electricity Company		2,294,880	1,898,701	293,722	94,927
PT Barito Wahana Tenaga		205,894	—	—	28,631
Kelar S.A.		598,901	492,838	93,375	16,863
RE Holiday Holdings LLC		320,908	183,290	19,659	13,247
RE Pioneer Holdings LLC		236,565	137,287	12,410	8,821
Solar Philippines Calatagan Corporation		97,947	47,098	23,182	15,249
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		182,342	76,018	26,378	2,914
OneEnergy Asia Limited		78,005	150	—	(578)
PT. Tanjung Power Indonesia		645,152	550,687	90,255	20,487
South Jamaica Power Company Limited		405,804	246,310	209,596	12,208
Chile Solar JV SpA		74,776	5,011	4,390	1,476
Shuweihat Asia Power Investment B.V.		27,073	4	—	12,080

(*)	The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
June 30, 2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation (*)	~~W~~	8,247,140	22.02%	1,816,020	—	—	(56,549)	1,759,471
Gemeng International Energy Co., Ltd.		2,106,728	34.00%	716,288	—	—	—	716,288
PT. Bayan Resources TBK		1,032,756	20.00%	206,551	331,472	—	(76,379)	461,644
Korea Power Exchange		270,802	100.00%	270,802	—	—	—	270,802
GS Donghae Electric Power Co., Ltd.		744,982	34.00%	253,294	—	—	—	253,294
PT. Cirebon Electric Power		442,961	27.50%	121,814	—	—	—	121,814
Hyundai Green Power Co., Ltd.		419,508	29.00%	121,657	—	—	—	121,657
S-Power Co., Ltd.		237,643	49.00%	116,445	—	(1,456)	—	114,989
Indeck Niles Development, LLC		196,268	59.66%	117,095	63,627	—	—	180,722
Dongducheon Dream Power Co., Ltd.		258,884	34.01%	88,047	1,757	(3,149)	(12,582)	74,073
Shin Pyeongtaek Power Co., Ltd.		223,726	40.00%	89,491	3,559	(16,178)	—	76,872
SPC Power Corporation		226,136	38.00%	85,932	—	—	(19,616)	66,316
Xe-Pian Xe-Namnoy Power Co., Ltd.		291,293	25.00%	72,823	305	(1,090)	(289)	71,749
Nepal Water & Energy Development Company Private Limited		91,027	69.06%	62,867	971	—	—	63,838
Korea Electric Power Corporation Fund		44,606	98.09%	43,754	—	—	3	43,757
YTN Co., Ltd.		190,829	21.43%	40,892	—	—	—	40,892
PT Wampu Electric Power		68,784	46.00%	31,640	—	—	—	31,640

<Joint ventures>
Jamaica Public Service Company Limited		665,090	40.00%	266,035	29,357	—	(17,492)	277,900
KEPCO SPC Power Corporation		262,779	75.20%	197,610	—	—	—	197,610
Datang Chifeng Renewable Power Co., Ltd.		521,232	40.00%	208,493	—	—	—	208,493
Amman Asia Electric Power Company		306,588	60.00%	183,953	—	—	—	183,953
Rabigh Electricity Company		462,790	40.00%	185,116	—	(58,041)	(805)	126,270
PT Barito Wahana Tenaga		223,382	30.61%	68,382	—	—	—	68,382
Kelar S.A.		118,518	65.00%	77,037	2,605	—	—	79,642
RE Holiday Holdings LLC		148,265	50.00%	74,132	—	—	—	74,132
RE Pioneer Holdings LLC		108,720	50.00%	54,360	—	—	—	54,360
Solar Philippines Calatagan Corporation		57,810	38.00%	21,967	29,695	—	—	51,662
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,678	40.00%	43,471	—	—	—	43,471
OneEnergy Asia Limited		129,274	40.00%	51,710	25,512	—	—	77,222
PT. Tanjung Power Indonesia		117,986	35.00%	41,295	—	—	—	41,295
South Jamaica Power Company Limited		182,875	20.00%	36,575	—	—	(2)	36,573
Chile Solar JV SpA		71,581	50.00%	35,790	—	—	—	35,790
Shuweihat Asia Power Investment B.V.		60,208	49.00%	29,502	—	—	—	29,502

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won
December 31, 2020
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation (*)	~~W~~	7,735,156	22.02%	1,703,281	—	—	(55,956)	1,647,325
Gemeng International Energy Co., Ltd.		1,999,144	34.00%	679,709	—	—	(1)	679,708
PT. Bayan Resources TBK		749,744	20.00%	149,949	351,662	—	(76,377)	425,234
Korea Power Exchange		269,122	100.00%	269,122	—	—	—	269,122
GS Donghae Electric Power Co., Ltd.		718,900	34.00%	244,426	—	—	—	244,426
PT. Cirebon Electric Power		428,405	27.50%	117,811	—	—	—	117,811
Hyundai Green Power Co., Ltd.		457,842	29.00%	132,774	—	—	—	132,774
S-Power Co., Ltd.		228,168	49.00%	111,802	—	(1,510)	—	110,292
Indeck Niles Development, LLC		33,298	24.08%	8,017	12,610	—	—	20,627
Dongducheon Dream Power Co., Ltd.		278,714	34.01%	94,791	1,757	(3,329)	(12,582)	80,637
Shin Pyeongtaek Power Co., Ltd.		206,281	40.00%	82,512	3,559	(16,480)	—	69,591
SPC Power Corporation		237,757	38.00%	90,348	—	—	(20,436)	69,912
Xe-Pian Xe-Namnoy Power Co., Ltd.		262,658	25.00%	65,665	305	(1,110)	(290)	64,570
Nepal Water & Energy Development Company Private Limited		68,228	58.59%	39,975	971	—	1,731	42,677
Korea Electric Power Corporation Fund		42,739	98.09%	41,923	—	—	3	41,926
YTN Co., Ltd.		189,228	21.43%	40,549	—	—	—	40,549
PT Wampu Electric Power		60,577	46.00%	27,865	—	—	—	27,865

<Joint ventures>
Jamaica Public Service Company Limited		636,994	40.00%	254,798	29,357	—	(17,934)	266,221
KEPCO SPC Power Corporation		268,169	75.20%	201,663	—	—	—	201,663
Datang Chifeng Renewable Power Co., Ltd.		471,194	40.00%	188,478	—	—	—	188,478
Amman Asia Electric Power Company		268,755	60.00%	161,253	—	—	—	161,253
Rabigh Electricity Company		396,179	40.00%	158,472	—	(60,511)	(804)	97,157
PT Barito Wahana Tenaga		205,894	30.61%	63,029	—	—	—	63,029
Kelar S.A.		106,063	65.00%	68,941	2,508	—	—	71,449
RE Holiday Holdings LLC		137,618	50.00%	68,809	—	—	—	68,809
RE Pioneer Holdings LLC		99,278	50.00%	49,639	—	—	—	49,639
Solar Philippines Calatagan Corporation		50,849	38.00%	19,323	29,694	—	—	49,017
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,324	40.00%	42,530	—	—	—	42,530
OneEnergy Asia Limited		77,855	40.00%	31,142	25,512	—	—	56,654
PT. Tanjung Power Indonesia		94,465	35.00%	33,063	—	—	—	33,063
South Jamaica Power Company Limited		159,494	20.00%	31,899	—	—	(2)	31,897
Chile Solar JV SpA		69,765	50.00%	34,883	—	—	—	34,883
Shuweihat Asia Power Investment B.V.		27,069	49.00%	13,264	—	—	—	13,264

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)

As of June 30, 2021 and December 31, 2020, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Hadong Mineral Fiber Co., Ltd.	~~W~~	—	—	—	2
Eurasia Energy Holdings		6	181	(10)	175
Gunsan Bio Energy Co., Ltd.		174	3,756	290	3,582
Daehan Wind Power PSC		(3,855)	—	3,855	3,855
DAYONE Energy Co., Ltd.		(596)	24,100	(14,035)	24,696
Nghi Son 2 Power LLC		(69,115)	64,165	30,456	133,280
Samcheok Eco Materials Co., Ltd.		225	1,010	(3)	785
Naepo Green Energy Co., Ltd.		1,923	4,201	(7,003)	2,278
Barakah One Company		(3,703)	65,635	(46,758)	69,338
Pioneer Gas Power Limited		9,218	25,156	15,824	15,938
Incheon New Power Co., Ltd.		68	262	194	194
Bigeum Resident Photovoltaic Power Co., Ltd.		79	195	116	116
KAPES, Inc.		199	3,397	3,198	3,198

(7)	As of June 30, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Group is obligated to acquire those shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of June 30, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. The Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vii)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(viii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiv)	Hyundai Green Power Co., Ltd.

As of June 30, 2021, the Group has call option against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xv)	KOSTURE Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to KOSTURE Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2021 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of June 30, 2021 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, reimbursement to the lender can be restricted depending on the priority of the loans. Shares cannot be wholly or partially transferred without written consent of financial institutions.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOSTURE Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,009,153	(23,474)	—	(27,166)	13,958,513
Buildings		22,529,017	(54,683)	(9,581,299)	(7,073)	12,885,962
Structures		76,078,162	(174,726)	(28,999,095)	(13,205)	46,891,136
Machinery		97,132,855	(149,053)	(46,377,512)	(515,041)	50,091,249
Ships		2,042	—	(1,847)	—	195
Vehicles		354,354	(651)	(264,820)	(117)	88,766
Equipment		1,939,789	(191)	(1,557,936)	(42)	381,620
Tools		1,215,090	(161)	(1,040,888)	(38)	174,003
Construction-in- progress		32,161,519	(100,021)	—	(157,530)	31,903,968
Right-of-use assets		7,925,435	—	(3,630,352)	—	4,295,083
Asset retirement costs		12,317,726	—	(5,026,219)	(146,423)	7,145,084
Others		14,381,238	—	(11,660,578)	—	2,720,660

	~~W~~	280,046,380	(502,960)	(108,140,546)	(866,635)	170,536,239

In millions of won	December 31, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	13,970,098	(23,475)	—	(26,772)	13,919,851
Buildings		21,773,824	(57,231)	(9,150,218)	(7,074)	12,559,301
Structures		74,136,523	(180,009)	(27,864,461)	(13,207)	46,078,846
Machinery		94,295,027	(157,785)	(43,740,838)	(515,402)	49,881,002
Ships		2,482	—	(2,227)	—	255
Vehicles		338,386	(632)	(259,288)	(115)	78,351
Equipment		1,895,528	(227)	(1,487,643)	(42)	407,616
Tools		1,195,721	(239)	(1,003,295)	(39)	192,148
Construction-in- progress		31,121,255	(79,126)	—	(157,530)	30,884,599
Right-of-use assets		7,905,214	—	(3,363,048)	—	4,542,166
Asset retirement costs		12,260,732	—	(4,701,138)	(146,423)	7,413,171
Others		13,979,980	—	(11,227,899)	—	2,752,081

	~~W~~	272,874,770	(498,724)	(102,800,055)	(866,604)	168,709,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	740	(13,946)	—	—	51,867	13,981,987
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	4,095	(9,872)	(429,904)	—	759,794	12,940,645
(Government grants)		(57,231)	—	—	2,578	—	(30)	(54,683)
Structures		46,258,855	46,616	(158,245)	(1,273,227)	—	2,191,863	47,065,862
(Government grants)		(180,009)	—	598	4,736	—	(51)	(174,726)
Machinery		50,038,787	172,852	(88,526)	(2,878,503)	—	2,995,692	50,240,302
(Government grants)		(157,785)	—	144	8,828	—	(240)	(149,053)
Ships		255	—	—	(60)	—	—	195
Vehicles		78,983	2,578	(4,241)	(17,478)	—	29,575	89,417
(Government grants)		(632)	(26)	—	213	—	(206)	(651)
Equipment		407,843	24,313	(36)	(92,941)	—	42,632	381,811
(Government grants)		(227)	—	—	54	—	(18)	(191)
Tools		192,387	6,310	(70)	(40,906)	—	16,443	174,164
(Government grants)		(239)	—	—	113	—	(35)	(161)
Construction-in-progress		30,963,725	6,650,057	6,356	—	(3,315)	(5,612,834)	32,003,989
(Government grants)		(79,126)	269	—	—	—	(21,164)	(100,021)
Right-of-use assets		4,542,166	49,668	(1,957)	(285,741)	—	(9,053)	4,295,083
Asset retirement costs		7,413,171	—	(209)	(418,245)	—	150,367	7,145,084
Others		2,752,081	3,144	(665)	(421,766)	—	387,866	2,720,660

	~~W~~	168,709,387	6,960,616	(270,668)	(5,842,249)	(3,315)	982,468	170,536,239

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won	December 31, 2020
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,848,063	5,330	(31,304)	(273)	—	121,510	13,943,326
(Government grants)		(21,817)	—	2	—	—	(1,660)	(23,475)
Buildings		12,445,706	7,225	(16,015)	(875,680)	(2,107)	1,057,403	12,616,532
(Government grants)		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		45,178,870	36,091	(346,612)	(2,313,920)	(3,571)	3,707,997	46,258,855
(Government grants)		(186,554)	—	2,032	9,526	—	(5,013)	(180,009)
Machinery		49,907,300	407,521	(283,845)	(5,526,816)	(74,362)	5,608,989	50,038,787
(Government grants)		(158,907)	—	496	17,468	—	(16,842)	(157,785)
Ships		201	—	—	(106)	—	160	255
Vehicles		70,585	3,880	(151)	(35,036)	—	39,705	78,983
(Government grants)		(2,275)	—	4	2,064	—	(425)	(632)
Equipment		374,115	72,655	(86)	(186,004)	—	147,163	407,843
(Government grants)		(241)	—	—	149	—	(135)	(227)
Tools		164,064	28,048	(193)	(82,862)	—	83,330	192,387
(Government grants)		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		28,419,470	12,726,469	(486)	—	7,799	(10,189,527)	30,963,725
(Government grants)		(61,211)	8,783	—	—	—	(26,698)	(79,126)
Right-of-use assets		4,783,573	291,334	(827)	(586,254)	—	54,340	4,542,166
Asset retirement costs		7,374,527	131	(196)	(819,708)	—	858,417	7,413,171
Others		2,628,681	6,470	(8,145)	(984,097)	(366)	1,109,538	2,752,081

	~~W~~	164,701,827	13,593,937	(685,326)	(11,376,100)	(72,607)	2,547,656	168,709,387

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

19.	Investment Properties

(1)	Investment properties as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	191,294	—	—	191,294
Buildings		59,292	(30)	(34,544)	24,718

	~~W~~	250,586	(30)	(34,544)	216,012

In millions of won	December 31, 2020
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	200,391	—	—	200,391
Buildings		59,347	(29)	(34,514)	24,804

	~~W~~	259,738	(29)	(34,514)	225,195

(2)	Changes in investment properties for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	(9,097)	191,294
Buildings		24,833	(725)	640	24,748
(Government grants)		(29)	—	(1)	(30)

	~~W~~	225,195	(725)	(8,458)	216,012

In millions of won	December 31, 2020
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	129,897	—	70,494	200,391
Buildings		28,696	(1,454)	(2,409)	24,833
(Government grants)		(13)	1	(17)	(29)

	~~W~~	158,580	(1,453)	68,068	225,195

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Rental income	~~W~~	2,480	4,814	2,292	3,571
Operating and maintenance expenses related to rental income		(363)	(725)	(378)	(735)

	~~W~~	2,117	4,089	1,914	2,836

(4)	Fair value of investment properties as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Book value		Fair value	Book value	Fair value
Land	~~W~~	191,294	306,706	200,391	300,001
Buildings		24,718	44,435	24,804	44,597

	~~W~~	216,012	351,141	225,195	344,598

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	185,768	(480,439)	2,858,054

(*)

For the six-month period ended June 30, 2021, the increased balance of contracts from new orders and foreign exchange impact is W258,400 million and the decreased balance of contracts due to changes in scope of construction work is W72,632 million.

In millions of won	December 31, 2020
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	2,735,141	1,229,759	(812,175)	3,152,725

(*)

For the year ended December 31, 2020, the increased balance of contracts from new orders and foreign exchange impact is W1,512,460 million and the decreased balance of contracts due to changes in scope of construction work is W282,701 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	21,884,383	20,619,274	1,265,109	22,556

In millions of won	December 31, 2020
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	21,460,431	20,242,735	1,217,696	97,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in UAE and others	~~W~~	109,214	4,520	79,662	88,126

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

(4)

The contract with BOC (purchaser) states that disclosure of information related to UAE nuclear power plant construction projects such as contract date, contractual completion date, completion progress, unbilled construction, impairment losses, etc. are not allowed without consent from the purchaser. BOC did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that BOC may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the six-month period ended June 30, 2021 are as follows:

In millions of won	June 30, 2021
	Effect from changes in accounting estimates						Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(10,787)	(3,498)	(7,289)	114,941	60,019	—	—	—
Plant maintenance & engineering service		571	(1,355)	(1,296)	(59)	2,574	49,195	—	56,192	14,139

	~~W~~	571	(12,142)	(4,794)	(7,348)	117,515	109,214	—	56,192	14,139

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	815,518	(112)	(664,197)	—	151,209
Copyrights, patents rights and other industrial rights		102,249	—	(54,406)	(9,178)	38,665
Mining rights		616,254	—	(38,107)	(535,503)	42,644
Development expenditures		981,970	(4,327)	(885,620)	(19)	92,004
Intangible assets under development		80,533	(7,244)	—	(12,844)	60,445
Usage rights of donated assets and others		592,900	—	(416,615)	—	176,285
Leasehold rights		27,843	—	(21,919)	—	5,924
Greenhouse gas emissions rights		76,851	—	—	—	76,851
Others		569,116	(72)	(147,896)	(12,011)	409,137

	~~W~~	3,863,234	(11,755)	(2,228,760)	(569,555)	1,053,164

In millions of won	December 31, 2020
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	775,667	(136)	(623,504)	—	152,027
Licenses and franchises		547	—	(547)	—	—
Copyrights, patents rights and other industrial rights		101,866	—	(49,772)	(9,178)	42,916
Mining rights		604,703	—	(34,062)	(528,251)	42,390
Development expenditures		958,035	(5,043)	(862,850)	(19)	90,123
Intangible assets under development		79,862	(7,203)	—	(12,844)	59,815
Usage rights of donated assets and others		592,930	—	(408,455)	—	184,475
Leasehold rights		27,843	—	(21,503)	—	6,340
Greenhouse gas emissions rights		61,373	—	—	—	61,373
Others		566,200	(75)	(137,843)	(12,011)	416,271

	~~W~~	3,769,026	(12,457)	(2,138,536)	(562,303)	1,055,730

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Acquisition	Disposal	Amortization	Others	Ending balance
Software	~~W~~	152,163	5,022	—	(39,013)	33,149	151,321
(Government grants)		(136)	—	—	34	(10)	(112)
Copyrights, patents rights and other industrial rights		42,916	71	(37)	(3,895)	(390)	38,665
Mining rights		42,390	1,847	—	(2,781)	1,188	42,644
Development expenditures		95,166	10	—	(19,248)	20,403	96,331
(Government grants)		(5,043)	—	—	716	—	(4,327)
Intangible assets under development		67,018	22,134	—	—	(21,463)	67,689
(Government grants)		(7,203)	—	—	—	(41)	(7,244)
Usage rights of donated assets and others		184,475	—	—	(7,641)	(549)	176,285
Leasehold rights		6,340	—	—	(416)	—	5,924
Greenhouse gas emissions rights		61,373	7,340	—	—	8,138	76,851
Others		416,346	482	—	(12,641)	5,022	409,209
(Government grants)		(75)	—	—	2	1	(72)

	~~W~~	1,055,730	36,906	(37)	(84,883)	45,448	1,053,164

In millions of won	December 31, 2020
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	164,995	14,101	—	(77,501)	—	50,568	152,163
(Government grants)		(235)	—	—	99	—	—	(136)
Copyrights, patents rights and other industrial rights		53,261	369	(390)	(8,352)	—	(1,972)	42,916
Mining rights		43,723	1,664	—	(4,380)	—	1,383	42,390
Development expenditures		93,843	10,273	—	(32,034)	—	23,084	95,166
(Government grants)		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		60,490	53,638	—	—	(23)	(47,087)	67,018
(Government grants)		(11,029)	—	—	—	—	3,826	(7,203)
Usage rights of donated assets and others		193,161	—	—	(18,448)	—	9,762	184,475
Leasehold rights		5,318	—	—	(831)	—	1,853	6,340
Greenhouse gas emissions rights		41,656	37,109	(9,271)	—	—	(8,121)	61,373
Others		426,364	3,217	(46)	(30,476)	(3,576)	20,863	416,346
(Government grants)		(79)	—	—	4	—	—	(75)

	~~W~~	1,069,976	120,371	(9,707)	(170,466)	(3,599)	49,155	1,055,730

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won and thousands of Australian dollars
June 30, 2021
Type	Description	Currency	Amount	Remaining useful lives
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	3,085	1 year 3 months
	Contributions to ARP NRC DC	KRW	27,132	6 years 6 months
Mining rights	Mining rights of Bylong mine	AUD	-	— (*)
Development expenditures	Electricity sales information system	KRW	4,703	8 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Right of use electricity and gas supply facility (Community district of Songdo)	KRW KRW	24,579 9.489	5 years and 5 months 9 years
Others	Occupancy and use of public waters	KRW	84,329	15 years and 7 months
	Greenhouse gas emissions rights	KRW	76,851	—
	Business rights	KRW	163,333	28 years and 5 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
December 31, 2020
Type	Description	Currency	Amount	Remaining useful lives
Software	ERP system and others	KRW	81	2 months ~ 4 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	1 year 9 months
	Contributions to ARP NRC DC	KRW	29,219	7 years
Mining rights	Mining rights of Bylong mine	AUD	-	— (*)
Development expenditures	Electricity sales information system	KRW	8,229	1 year and 2 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right Right of use electricity and gas supply facility (Community district of Songdo)	KRW KRW KRW	26,847 1,574 10,016	5 years and 11 months 3 months 9 years and 6 months
Others	Occupancy and use of public waters	KRW	87,035	16 years and 1 month
	Greenhouse gas emissions rights	KRW	61,373	—
	Business rights	KRW	166,207	28 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the six-month periods ended June 30, 2021 and 2020, the Group recognized research and development expenses of ~~W~~312,070 million and ~~W~~299,371 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

22.	Trade and Other Payables

Trade and other payables as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	2,758,253	—	2,606,861	—
Non-trade payables		2,006,062	2,353,366	1,785,068	2,324,965
Accrued expenses		1,383,059	2,148	1,197,815	2,038
Leasehold deposits received		2,404	935	2,336	943
Other deposits received		79,497	68,505	83,505	67,645
Lease liabilities		572,029	3,904,201	576,665	4,044,431
Dividends payable		3,601	—	4,271	—
Others (*)		—	57,837	—	40,390

	~~W~~	6,804,905	6,386,992	6,256,521	6,480,412

(*)	Details of others as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	4,278	—	4,278
Others		—	53,559	—	36,112

	~~W~~	—	57,837	—	40,390

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Current liabilities
Short-term borrowings	~~W~~	4,812,671	1,436,922
Current portion of long-term borrowings		811,597	677,982
Current portion of debt securities		9,392,736	8,565,301
Less: Current portion of discount on long-term borrowings		(2,327)	(1,723)
Less: Current portion of discount on debt securities		(3,940)	(3,677)

		15,010,737	10,674,805

Non-current liabilities
Long-term borrowings		2,852,828	3,018,898
Debt securities		56,231,180	56,188,234
Less: Discount on long-term borrowings		(14,136)	(14,899)
Less: Discount on debt securities		(150,306)	(143,823)
Add: Premium on debt securities		1,166	1,366

		58,920,732	59,049,776

	~~W~~	73,931,469	69,724,581

(2)	Repayment schedule of borrowings and debt securities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
June 30, 2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	5,624,268	9,392,736
1~ 5 years		1,677,197	30,498,254
Over 5 years		1,175,631	25,732,926

	~~W~~	8,477,096	65,623,916

In millions of won
December 31, 2020
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	2,114,904	8,565,301
1~ 5 years		1,564,252	28,746,117
Over 5 years		1,454,646	27,442,117

	~~W~~	5,133,802	64,753,535

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	0.68 ~ 4.60	2021.07.20 ~ 2021.12.31		—	~~W~~	4,430,422
Electronic short-term bonds	BNK Securities and others	1.00 ~ 1.25	2021.07.05 ~ 2021.07.28		—		130,000
Foreign short-term borrowings	Shinhan Bank	0.38 ~ 0.41	2021.07.01 ~ 2021.09.14	USD	60,270		68,105
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD	118,024		133,366
Foreign short-term borrowings	Solar Construction Lending, LLC	5.00	2021.12.31	USD	44,936		50,778

						~~W~~	4,812,671

In millions of won and thousands of foreign currencies
December 31, 2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	DB financial investment and others	0.80 ~ 4.60	2021.01.05 ~ 2021.12.31		—	~~W~~	580,004
Electronic short-term bonds	KB Securities and others	0.75 ~ 1.35	2021.01.13 ~ 2021.03.18		—		470,000
Foreign short-term borrowings	Shinhan Bank	0.71 ~ 0.74	2021.01.04 ~ 2021.03.31		USD 55,393		60,268
Foreign short-term borrowings (*)	Korea Development Bank and others	1M Libor + 1.25	2022.04.29		USD 73,704		81,290
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.26	2021.02.26		—		29,960
Local bank overdraft	Korea Development Bank and others	1.42 ~ 1.88	2021.01.07 ~ 2021.04.26		—		215,400

						~~W~~	1,436,922

(*)	The contractual maturity is 2022 but is classified as short-term borrowing due to intention of early redemption in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044	—	~~W~~	2,727
	Facility	2.50~4.60	2023~2028	—		44,879
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		10,376
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50	2021~2035	—		17,159
IBK	PF Refinancing	CD+1.25	2030	—		9,066
Export-Import Bank of Korea	Project loans	1.50	2026	—		14,731
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		1,990
	Facility	3yr KTB rate-2.25	2021~2024	—		1,261
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		13,219
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		15,564
	Others	3.95	2034	—		86,743
	Others	Standard overdraft rate+1.00	2034	—		86,743
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2023~2031	—		49,613
Others	Facility	1.75~6.80	2026~2038	—		582,166
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50	2023~2037	—		83,909
	PF Refinancing	4.10	2030	—		25,181
	Others	4.40~7.90	2022~2039	—		112,257

						2,400,781

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,779		9,920
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 92,690		104,740
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 119,042		189,729
	PF Loan	6M Libor+1.70~2.50	2032	USD 108,461		122,561
	Others	3.88	2021	USD 289,770		327,440
POSCO and others	Shareholder’s loan	8.00	2025	USD 14,803		16,727
	Shareholder’s loan	8.00	2031	JOD 4,853		7,735
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 4,372,713		44,694
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,820,708		28,831
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,996		49,738
IFC and others	Others	6M Libor+5.00	2031	USD 223,710		252,792
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 96,227		108,737

						1,263,644

						3,664,425
Less: Discount on long-term borrowings						(16,463)
Less: Current portion of long-term borrowings						(811,597)
Add: Current portion of discount on long-term borrowings						2,327

					~~W~~	2,838,692

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2020
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044	—	~~W~~	2,946
	Facility	2.50~4.60	2021~2028	—		50,293
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		11,088
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2021~2035	—		43,419
IBK	PF Refinancing	CD+1.25	2030	—		9,543
Export-Import Bank of Korea	Project loans	1.50	2026	—		16,204
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		2,509
	Facility	3yr KTB rate-2.25	2021~2024	—		1,527
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		14,045
Shinhan Bank	Facility	CB rate+1.10	2028	—		16,632
	Others	3.95	2034	—		89,257
	Others	Standard overdraft rate+1.00	2034	—		89,257
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031	—		46,512
Others	Facility	1.75~6.80	2026~2037	—		510,262
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037	—		89,506
	PF Refinancing	4.10	2030	—		26,509
	Others	3.90~7.90	2023~2039	—		222,356

						2,485,062

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,513
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 96,014		104,463
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 132,228		202,912
	PF Loan	6M Libor+1.70~2.50	2032	USD 111,225		121,013
	Others	3.88	2021	USD 289,509		314,986
POSCO and others	Shareholder’s loan	8.00	2023	USD 14,061		15,298
	Shareholder’s loan	8.00	2031	JOD 4,853		7,447
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 4,682,816		49,369
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,020,746		31,847
IFC and others	Others	6M Libor+5.00	2031	USD 224,115		243,837
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 97,347		105,913
Others	Others	—	—	USD 4,798		5,220

						1,211,818

						3,696,880
Less: Discount on long-term borrowings						(16,622)
Less: Current portion of long-term borrowings						(677,982)
Add: Current portion of discount on long-term borrowings						1,723

					~~W~~	3,003,999

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	June 30, 2021		December 31, 2020
Electricity Bonds	2011.07.05~2021.06.29	2021.07.05~2049.10.24	1.02~4.44	~~W~~	26,800,000	27,810,000
Corporate Bonds (*)	2009.10.16~2021.06.29	2021.07.02~2051.06.29	0.86~6.00		27,363,772	26,463,577

					54,163,772	54,273,577
Less: Discount on local debt securities					(49,321)	(46,730)
Less: Current portion of local debt securities					(7,562,817)	(7,243,217)
Add: Current portion of discount on local debt securities					2,010	2,108

				~~W~~	46,553,644	46,985,738

(*)

Among the corporate bonds, each holder of Hee mang sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~2,697 million, may exercise the right of early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won and thousands of foreign currencies
June 30, 2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	314,932
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		355,630
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		324,220
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		565,000
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		847,500
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		113,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		339,000
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		339,000
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		904,000
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,777
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,639
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,582,000
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		240,158
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		904,000
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		245,358
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		368,037
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		339,000
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		254,658
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 380,296		429,735
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		339,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		565,000
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		565,000
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		339,000
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		508,500
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		565,000

						11,460,144
Less: Discount on foreign debt securities						(104,925)
Add: Premium on foreign debt securities						1,166
Less: Current portion of foreign debt securities						(1,829,919)
Add: Current portion of discount on foreign debt securities						1,930

					~~W~~	9,528,396

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won and thousands of foreign currencies
December 31, 2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	303,227
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		342,412
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		312,169
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		544,000
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		816,000
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		108,800
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		326,400
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		326,400
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		870,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,530
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,747
FY-18	2018.01.29~2018.07.25	2021.01.29~2023.07.25	3.00~3.88	USD 1,800,000		1,958,400
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		231,578
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		870,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		246,866
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		370,299
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		326,400
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		250,968
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 387,098		421,163
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		326,400
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		544,000
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		544,000
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		326,399

						10,479,958
Less: Discount on foreign debt securities						(100,770)
Add: Premium on foreign debt securities						1,366
Less: Current portion of foreign debt securities						(1,322,084)
Add: Current portion of discount on foreign debt securities						1,569

					~~W~~	9,060,039

(7)	Changes in borrowings and debt securities for the six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021		June 30, 2020
Beginning balance	~~W~~	69,724,581	67,876,541
Cash flow		3,678,242	2,439,902
Effect of exchange rate fluctuations		447,654	461,094
Others		80,992	(68,434)

Ending balance	~~W~~	73,931,469	70,709,103

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized W56,952 million and W14,550 million respectively, as expense for the six-month periods ended June 30, 2021 and 2020. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than W5 million), and recognized W836 million and W1,197 million respectively, as expense for the six-month periods ended June 30, 2021 and 2020. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	812,655	(132,706)	679,949
Buildings		92,453	(39,908)	52,545
Structures		25,369	(4,422)	20,947
Machinery		1,308	(678)	630
Ships		4,273,336	(1,047,373)	3,225,963
Vehicles		30,266	(16,088)	14,178
Others (*)		2,690,048	(2,389,177)	300,871

	~~W~~	7,925,435	(3,630,352)	4,295,083

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	December 31, 2020
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	811,014	(104,435)	706,579
Buildings		82,749	(35,527)	47,222
Structures		24,175	(3,689)	20,486
Machinery		1,308	(613)	695
Ships		4,280,331	(842,968)	3,437,363
Vehicles		29,281	(15,756)	13,525
Others (*)		2,676,356	(2,360,060)	316,296

	~~W~~	7,905,214	(3,363,048)	4,542,166

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power supplier.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

24.	Lease, Continued

(3)	Changes in right-of-use assets for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	6,037	(28,402)	—	(4,265)	679,949
Buildings		47,222	23,278	(17,279)	(1,311)	635	52,545
Structures		20,486	1,194	(733)	—	—	20,947
Machinery		695	—	(65)	—	—	630
Ships		3,437,363	—	(207,449)	—	(3,951)	3,225,963
Vehicles		13,525	5,713	(4,070)	(7)	(983)	14,178
Others		316,296	13,446	(27,743)	(639)	(489)	300,871

	~~W~~	4,542,166	49,668	(285,741)	(1,957)	(9,053)	4,295,083

In millions of won	December 31, 2020
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	644,074	12,269	(52,069)	—	102,305	706,579
Buildings		34,577	53,182	(37,609)	(803)	(2,125)	47,222
Structures		25,644	260	(1,485)	—	(3,933)	20,486
Machinery		824	—	(129)	—	—	695
Ships		3,688,289	183,789	(427,221)	—	(7,494)	3,437,363
Vehicles		13,708	9,009	(7,747)	(21)	(1,424)	13,525
Others		376,457	32,825	(59,994)	(3)	(32,989)	316,296

	~~W~~	4,783,573	291,334	(586,254)	(827)	54,340	4,542,166

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

24.	Lease, Continued

(4)	Lease liabilities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Less than 1 year	~~W~~	598,721	614,442
1 ~ 5 years		2,124,757	2,133,538
More than 5 years		2,310,810	2,461,557

		5,034,288	5,209,537
Less: Discount		(558,058)	(588,441)

Present value of lease payment	~~W~~	4,476,230	4,621,096

(5)	The details of the liquidity classification of lease liabilities as June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Current lease liabilities	~~W~~	572,029	576,665
Non-current lease liabilities		3,904,201	4,044,431

	~~W~~	4,476,230	4,621,096

(6)	Changes in lease liabilities for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	43,484	(369,095)	47,047	133,698	4,476,230

In millions of won	December 31, 2020
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	5,070,133	280,114	(725,759)	111,782	(115,174)	4,621,096

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Depreciation of right-of-use assets	~~W~~	138,729	285,741	150,644	299,280
Interest expenses of lease liabilities		23,513	47,047	26,266	56,712
Lease expenses for short-term leases		51,035	56,952	4,912	14,550
Lease expenses for leases of low-value assets		413	836	799	1,197
Variable lease payments		6,865	10,596	6,425	17,288

	~~W~~	220,555	401,172	189,046	389,027

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~437,478 million and ~~W~~443,724 million, for the six-month periods ended June 30, 2021 and 2020, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Group has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Group provides 26 energy storage system installation projects and 122 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Finance income on the net investment in the lease	~~W~~	27,459	55,627	30,843	61,689

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Less than 1 year	~~W~~	164,790	162,211
1 ~ 2 years		156,558	148,485
2 ~ 3 years		150,120	144,913
3 ~ 4 years		147,985	139,605
4 ~ 5 years		143,952	136,962
More than 5 years		1,588,136	1,583,576

		2,351,541	2,315,752
Less: Unearned finance income		(1,190,940)	(1,192,686)

Net investment in the lease (*)	~~W~~	1,160,601	1,123,066

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~17,831 million and ~~W~~16,407 million, as of June 30, 2021 and December 31, 2020, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 1.39% up to 16.83% per year as of June 30, 2021. (prior year : 1.39% ~ 16.60%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the six-month periods ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	990	862
Bad debt expense		—	128
Reversal of allowance of doubtful accounts		(141)	—

Ending balance	~~W~~	849	990

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Net defined benefit asset	~~W~~	—	7,231
Net defined benefit obligations		1,994,652	1,907,013
Other long-term employee benefit obligations		3,530	3,847

(2)	Principal assumptions on actuarial valuation as of June 30, 2021 and December 31, 2020 are as follows:

	June 30, 2021	December 31, 2020
Discount rate	2.23% ~ 2.43%	1.87% ~ 2.12%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	10.32 years	10.77 years

(3)	Details of expense relating to defined benefit plans for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Current service cost	~~W~~	127,820	256,449	120,529	235,098
Interest cost		22,302	44,108	20,376	39,834
Expected return on plan assets		(12,765)	(25,661)	(10,387)	(20,738)
Past service cost		—	—	—	(2,027)

	~~W~~	137,357	274,896	130,518	252,167

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Cost of sales	~~W~~	101,528	203,229	93,610	183,676
Selling and administrative expenses		21,666	43,380	22,802	41,694
Others (Construction-in-progress and others)		14,163	28,287	14,106	26,797

	~~W~~	137,357	274,896	130,518	252,167

In addition, for the six-month periods ended June 30, 2021 and 2020, employee benefit obligations expenses of ~~W~~33,279 million and ~~W~~27,336 million, respectively, are recognized as cost of sales, and ~~W~~5,615 million and ~~W~~3,847 million, respectively, are recognized as selling and administrative expenses, and ~~W~~6,127 million and ~~W~~5,364 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Present value of defined benefit obligation from funded plans	~~W~~	4,616,970	4,570,614
Fair value of plan assets		(2,622,318)	(2,670,832)

Net liabilities incurred from defined benefit plans	~~W~~	1,994,652	1,899,782

(5)	Changes in the present value of defined benefit obligations for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	4,570,614	4,035,400
Current service cost		256,449	509,520
Interest cost		44,108	83,248
Remeasurement component		(111,215)	84,385
Past service cost		—	(2,027)
Actual payments		(142,991)	(139,956)
Others		5	44

Ending balance	~~W~~	4,616,970	4,570,614

(6)	Changes in the fair value of plan assets for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	2,670,832	2,111,313
Expected return		25,661	42,742
Remeasurement component		(2,891)	(390)
Contributions by the employers		1,625	582,275
Actual payments		(72,909)	(65,108)

Ending balance	~~W~~	2,622,318	2,670,832

In addition, loss on accumulated remeasurement component amounting to ~~W~~37,040 million and ~~W~~169,234 million has been recognized as other comprehensive income or loss for the six-month period ended June 30, 2021 and for the year ended December 31, 2020, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Equity instruments	~~W~~	341,559	253,358
Debt instruments		705,285	822,582
Bank deposit		312,472	284,655
Others		1,263,002	1,310,237

	~~W~~	2,622,318	2,670,832

For the six-month period ended June 30, 2021 and for the year ended December 31, 2020, actual returns on plan assets amounted to ~~W~~22,770 million and ~~W~~42,352 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Actuarial gain from changes in financial assumptions	~~W~~	(148,325)	(2,979)
Experience adjustments, etc.		37,110	87,364
Expected return		2,891	390

	~~W~~	(108,324)	84,775

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

26.	Provisions

(1)	Provisions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,129,088	—	1,024,574	—

Litigation
Litigation provisions		43,527	40,646	46,287	66,715

Decommissioning cost
Nuclear plants		—	17,136,763	—	16,974,884
Spent fuel		437,957	913,347	487,529	866,472
Radioactive waste		71,720	1,856,662	46,369	1,845,244
PCBs		—	113,742	—	119,019
Other recovery provisions		—	27,032	—	25,840

Others
Power plant regional support program		172,990	—	144,272	—
Transmission regional support program		140,992	—	96,895	—
Provisions for financial guarantee		21,551	66,280	22,250	44,104
Provisions for RPS		24,184	—	9,126	—
Provisions for greenhouse gas emissions obligations		138,882	—	393,121	—
Others		212,067	127,783	181,241	133,294

	~~W~~	2,392,958	20,282,255	2,451,664	20,075,572

(2)	Changes in provisions for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	561,756	(457,247)	—	5	1,129,088

Litigation
Litigation provisions		113,002	14,930	(35,860)	(7,899)	—	84,173

Decommissioning cost
Nuclear plants		16,974,884	188,065	(26,186)	—	—	17,136,763
Spent fuel		1,354,001	237,974	(240,671)	—	—	1,351,304
Radioactive waste		1,891,613	39,242	(2,473)	—	—	1,928,382
PCBs		119,019	1,091	(6,368)	—	—	113,742
Other recovery provisions		25,840	279	—	(422)	1,335	27,032

Others
Power plant regional support program		144,272	44,200	(20,878)	—	5,396	172,990
Transmission regional support program		96,895	113,852	(69,755)	—	—	140,992
Provisions for financial guarantee		66,354	29,911	(8,228)	(370)	164	87,831
Provisions for RPS		9,126	215,190	(200,132)	—	—	24,184
Provisions for greenhouse gas emissions obligations		393,121	—	(144,512)	(134,680)	24,953	138,882
Others		314,535	56,058	(21,455)	(9,861)	573	339,850

	~~W~~	22,527,236	1,502,548	(1,233,765)	(153,232)	32,426	22,675,213

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows, continued:

In millions of won	December 31, 2020
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	975,619	1,078,382	(1,028,218)	—	(1,209)	1,024,574

Litigation
Litigation provisions		88,398	81,990	(34,662)	(22,724)	—	113,002

Decommissioning cost
Nuclear plants		15,994,039	1,028,580	(47,735)	—	—	16,974,884
Spent fuel		1,355,280	394,642	(395,921)	—	—	1,354,001
Radioactive waste		1,888,082	71,529	(67,998)	—	—	1,891,613
PCBs		152,981	3,017	(14,839)	(22,140)	—	119,019
Other recovery provisions		10,773	15,280	—	—	(213)	25,840

Others
Power plant regional support program		140,133	39,445	(42,935)	—	7,629	144,272
Transmission regional support program		139,785	151,796	(194,686)	—	—	96,895
Provisions for tax		—	—	(24)	25	(1)	—
Provisions for financial guarantee		81,357	11,303	(20,962)	(5,317)	(27)	66,354
Provisions for RPS		2,889	494,199	(487,962)	—	—	9,126
Provisions for greenhouse gas emissions obligations		682,459	331,684	(633,482)	65,389	(52,929)	393,121
Others		158,974	210,051	(48,919)	(4,593)	(978)	314,535

	~~W~~	21,670,769	3,911,898	(3,018,343)	10,640	(47,728)	22,527,236

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

27.	Government Grants

(1)	Government grants as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Land	~~W~~	(23,474)	(23,475)
Buildings		(54,683)	(57,231)
Structures		(174,726)	(180,009)
Machinery		(149,053)	(157,785)
Vehicles		(651)	(632)
Equipment		(191)	(227)
Tools		(161)	(239)
Construction-in-progress		(100,021)	(79,126)
Investment properties		(30)	(29)
Software		(112)	(136)
Development expenditures		(4,327)	(5,043)
Intangible assets under development		(7,244)	(7,203)
Other intangible assets		(72)	(75)

	~~W~~	(514,745)	(511,210)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(21,205)	—	—	—	21,205	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	2,578	—	(30)	(54,683)
Structures		(180,009)	—	—	4,736	598	(51)	(174,726)
Machinery		(157,785)	—	—	8,828	144	(240)	(149,053)
Vehicles		(632)	—	(26)	213	—	(206)	(651)
Equipment		(227)	—	—	54	—	(18)	(191)
Tools		(239)	—	—	113	—	(35)	(161)
Construction-in-progress		(79,126)	—	269	—	—	(21,164)	(100,021)
Investment properties		(29)	—	—	—	—	(1)	(30)
Software		(136)	—	—	34	—	(10)	(112)
Development expenditures		(5,043)	—	—	716	—	—	(4,327)
Intangible assets under development		(7,203)	—	—	—	—	(41)	(7,244)
Other intangible assets		(75)	—	—	2	—	1	(72)

	~~W~~	(511,210)	(21,205)	243	17,274	743	(590)	(514,745)

In millions of won	December 31, 2020
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(41,209)	—	—	—	41,209	—
Land		(21,817)	—	—	—	2	(1,660)	(23,475)
Buildings		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		(186,554)	—	—	9,526	2,032	(5,013)	(180,009)
Machinery		(158,907)	—	—	17,468	496	(16,842)	(157,785)
Vehicles		(2,275)	—	—	2,064	4	(425)	(632)
Equipment		(241)	—	—	149	—	(135)	(227)
Tools		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		(61,211)	—	8,783	—	—	(26,698)	(79,126)
Investment properties		(13)	—	—	1	—	(17)	(29)
Software		(235)	—	—	99	—	—	(136)
Development expenditures		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		(11,029)	—	—	—	—	3,826	(7,203)
Other intangible assets		(79)	—	—	4	—	—	(75)

	~~W~~	(506,176)	(41,209)	8,783	36,213	2,534	(11,355)	(511,210)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

28.	Deferred Revenue

Deferred revenue for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	9,868,189	9,201,538
Increase		529,529	1,310,128
Recognized as revenue		(324,950)	(643,477)

Ending balance	~~W~~	10,072,768	9,868,189

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

29.	Non-financial Liabilities

Non-financial liabilities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,961,861	397,174	3,693,043	331,596
Unearned revenue		41,090	5,883	35,068	6,122
Deferred revenue		640,707	9,432,061	625,596	9,242,593
Withholdings		327,688	5,061	257,059	9,909
Others		1,296,382	99,625	1,360,684	71,721

	~~W~~	6,267,728	9,939,804	5,971,450	9,661,941

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

30.	Contributed Capital

(1)	Details of share capital as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won except share information
	June 30, 2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	December 31, 2020
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

Number of shares	June 30, 2021	December 31, 2020
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		33,282,816	32,179,066
Retained earnings before appropriations		14,923,588	17,349,625

Retained earnings	~~W~~	49,811,314	51,133,601

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		27,465,367	26,361,617
Reserve for equalizing dividends		210,000	210,000

	~~W~~	33,282,816	32,179,066

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	51,133,601	49,202,133
Profit (loss) for the period attributed to owner of the controlling Company		(610,120)	1,991,347
Changes in equity method retained earnings		(1,176)	3,181
Remeasurements of defined benefit liability, net of tax		65,183	(62,857)
Dividends		(780,628)	—
Transactions between consolidated entities		—	(203)
Others		4,454	—

Ending balance	~~W~~	49,811,314	51,133,601

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

In millions of won	December 31, 2020
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (In won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	361	(2,820)
Changes		(1,176)	3,181

Ending balance	~~W~~	(815)	361

(6)	Changes in remeasurement components related to defined benefit liability for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Beginning balance	~~W~~	(169,234)	(117,779)
Changes		105,757	(77,828)
Income tax effect		(40,574)	14,971
Transfer to reserve for business expansion		67,011	11,402

Ending balance	~~W~~	(37,040)	(169,234)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	June 30, 2021		December 31, 2020
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					~~W~~	398,910	398,910

Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on ordinary shares, they are not required to pay interest on the hybrid bonds.

Substantially, as these instruments have no contractual obligation to pay principal and interest, these instruments have been classified as equity (non-controlling interest) in the Group’s consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

33.	Other Components of Equity

(1)	Other components of equity of the parent as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Other capital surplus	~~W~~	1,227,509	1,224,105
Accumulated other comprehensive income (loss)		(143,507)	(409,577)
Other equity		13,294,973	13,294,973

	~~W~~	14,378,975	14,109,501

(2)	Changes in other capital surplus for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021				December 31, 2020
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	836,581	1,224,105	387,524	838,840	1,226,364
Issuance of share capital of subsidiary		—	(373)	(373)	—	(148)	(148)
Others		—	3,777	3,777	—	(2,111)	(2,111)

Ending balance	~~W~~	387,524	839,985	1,227,509	387,524	836,581	1,224,105

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		35,064	—	—	—	35,064
Shares in other comprehensive income of associates and joint ventures, net of tax		—	184,552	—	—	184,552
Foreign currency translation of foreign operations, net of tax		—	—	15,363	—	15,363
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	35,545	35,545

Others		(4,454)	—	—	—	(4,454)

Ending balance	~~W~~	(70,522)	194,643	(325,567)	57,939	(143,507)

In millions of won	December 31, 2020
	Financial asset at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,533)	—	—	—	(8,533)
Shares in other comprehensive income(loss) of associates and joint ventures, net of tax		—	(132,805)	—	—	(132,805)
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	—	(46,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	58,523	58,523

Ending balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)

(4)	Other equity as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

34.	Sales

Details of sales for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,798,978	27,368,079	112,017	228,136	12,910,995	27,596,215
Electricity		12,598,875	26,876,541	—	—	12,598,875	26,876,541
Heat supply		22,928	125,520	—	—	22,928	125,520
Others		177,175	366,018	112,017	228,136	289,192	594,154
Sales related to rendering of services		50,997	105,119	43,939	87,492	94,936	192,611
Sales related to construction services		37,264	63,068	312,084	417,371	349,348	480,439
Revenue related to transfer of assets from customers		163,636	324,950	—	—	163,636	324,950

	~~W~~	13,050,875	27,861,216	468,040	732,999	13,518,915	28,594,215

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,798,978	27,368,079	112,017	228,136	12,910,995	27,596,215
Performance obligations satisfied over time		251,897	493,137	356,023	504,863	607,920	998,000

	~~W~~	13,050,875	27,861,216	468,040	732,999	13,518,915	28,594,215

In millions of won	June 30, 2020
	Domestic			Overseas		Total
	Three- month period ended		Six- month period ended	Three- month period ended	Six- month period ended	Three- month period ended	Six- month period ended
[Type of goods and services]
Sales of goods	~~W~~	12,468,447	27,018,682	91,207	153,816	12,559,654	27,172,498
Electricity		12,295,584	26,599,967	—	—	12,295,584	26,599,967
Heat supply		31,807	136,675	—	—	31,807	136,675
Others		141,056	282,040	91,207	153,816	232,263	435,856
Sales related to rendering of services		44,571	96,804	48,792	116,784	93,363	213,588
Sales related to construction services		42,735	70,741	221,222	400,637	263,957	471,378
Revenue related to transfer of assets from customers		155,559	308,196	—	—	155,559	308,196

	~~W~~	12,711,312	27,494,423	361,221	671,237	13,072,533	28,165,660

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	12,468,447	27,018,682	91,207	153,816	12,559,654	27,172,498
Performance obligations satisfied over time		242,865	475,741	270,014	517,421	512,879	993,162

	~~W~~	12,711,312	27,494,423	361,221	671,237	13,072,533	28,165,660

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	272,753	541,141	318,683	514,778
Retirement benefit expense		24,297	48,995	26,396	45,541
Welfare and benefit expense		33,602	64,609	38,008	66,136
Insurance expense		2,399	6,719	3,743	6,323
Depreciation		40,001	107,871	53,796	106,921
Amortization of intangible assets		21,662	45,359	18,376	35,697
Bad debt expense		7,634	2,535	489	18,966
Commission		89,844	168,499	91,316	199,732
Advertising expense		6,028	12,551	6,952	12,361
Training expense		1,001	1,730	1,065	2,048
Vehicle maintenance expense		2,113	4,073	2,074	4,171
Publishing expense		816	1,675	687	1,524
Business promotion expense		745	1,451	936	1,770
Rent expense		9,539	15,951	7,635	13,221
Telecommunication expense		2,285	4,534	2,243	4,438
Transportation expense		195	377	232	660
Taxes and dues		61,516	71,178	50,183	57,331
Expendable supplies expense		1,710	3,479	1,957	3,897
Water, light and heating expense		2,265	6,078	2,452	6,931
Repairs and maintenance expense		25,286	33,767	16,801	30,414
Ordinary development expense		42,029	89,232	34,174	76,143
Travel expense		2,588	5,577	2,529	5,987
Clothing expense		1,916	2,808	2,585	3,281
Survey and analysis expense		241	407	191	379
Membership fee		475	956	435	976
Others		38,201	63,408	29,624	59,734

	~~W~~	691,141	1,304,960	713,562	1,279,360

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

36.	Other Income and Expenses

(1)	Other income for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Reversal of other provisions	~~W~~	4,400	6,581	18,322	19,892
Reversal of other allowance for doubtful accounts		79	79	2,441	2,465
Gains on government grants		70	198	58	129
Gains on assets contributed		6	2,911	12,047	22,484
Gains on liabilities exempted		1,625	1,722	384	1,214
Compensation and reparations revenue		20,055	53,719	20,902	40,397
Revenue from research contracts		1,788	2,066	—	682
Rental income		50,144	100,675	49,586	96,453
Others		10,969	21,094	7,268	13,816

	~~W~~	89,136	189,045	111,008	197,532

(2)	Other expenses for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Compensation and reparations expenses	~~W~~	295	595	8,465	8,778
Accretion expenses of other provisions		747	1,111	58	114
Depreciation expenses on investment properties		363	725	364	735
Depreciation expenses on idle assets		878	1,854	1,638	3,276
Other bad debt expense		3,288	7,068	7,152	7,187
Donations		60,976	67,445	78,051	89,195
Others		4,235	11,140	4,321	7,376

	~~W~~	70,782	89,938	100,049	116,661

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	13,128	22,274	—	56,163
Gains on disposal of intangible assets		—	—	1,556	1,556
Reversal of impairment losses on property, plant and equipment		—	—	6,737	6,737
Gains on foreign currency translation		—	6,606	4,853	16,872
Gains on foreign currency transactions		9,341	17,267	15,323	23,152
Gains on insurance proceeds		—	144	5,665	5,665
Others		66,230	127,998	112,712	173,955
Other losses
Losses on disposal of property, plant and equipment		(20,638)	(29,058)	(17,084)	(19,253)
Losses on disposal of intangible assets		—	(37)	—	—
Losses on impairment of property, plant and equipment		(3,315)	(3,315)	(9,162)	(9,162)
Losses on impairment of intangible assets		—	—	(3,505)	(3,505)
Losses on foreign currency translation		(3,402)	(4,167)	(3,080)	(11,661)
Losses on foreign currency transactions		(7,595)	(21,132)	(9,526)	(31,626)
Others		(53,782)	(97,102)	(14,919)	(57,385)

	~~W~~	(33)	19,478	89,570	151,508

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

38.	Finance Income

Finance income for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest income	~~W~~	53,149	107,132	64,069	130,576
Dividends income		3,780	6,143	4,044	4,085
Gains on disposal of financial assets		1,813	2,393	3,825	3,826
Gains on valuation of financial assets at fair value through profit or loss		74	2,121	3,875	10,100
Gains on valuation of derivatives		49,687	371,556	—	413,664
Gains on transaction of derivatives		14,465	54,140	67,369	107,266
Gains on foreign currency translation		21,323	76,548	264,319	116,799
Gains on foreign currency transactions		4,148	8,272	3,540	8,068
Other finance income		129	991	139	287

	~~W~~	148,568	629,296	411,180	794,671

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

39.	Finance Expenses

Finance expenses for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Interest expense	~~W~~	456,572	919,385	504,490	1,020,873
Losses on sale of financial assets		301	385	318	365
Losses on valuation of financial assets at fair value through profit or loss		2,758	4,817	860	1,085
Losses on valuation of derivatives		—	8,411	106,766	43,436
Losses on transaction of derivatives		10,601	26,113	12,473	24,455
Losses on foreign currency translation		—	513,301	—	537,000
Losses on foreign currency transactions		3,327	16,727	58,681	62,548
Losses on repayment of financial liabilities		10	10	30	30
Others		885	2,035	842	1,430

	~~W~~	474,454	1,491,184	684,460	1,691,222

Capitalization rates for the six-month periods ended June 30, 2021 and 2020 are 2.11%~4.33% and 2.41%~4.00%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

40.	Income Taxes

Income tax expense (benefit) is calculated by adjusting adjustments recognized in the current period, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The Group did not calculate the average effective tax rate for the current period because income tax benefit occurred, and the average effective tax rate for the previous period is 29.29%.

41.	Assets Held-for-Sale

Assets held-for-sale as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Buildings	~~W~~	16	1
Others (*)		—	924

	~~W~~	16	925

(*)	As DG Fairhaven Power, LLC were sold during the six-month period ended June 30, 2021, the assets of DG Fairhaven Power, LLC were classified as assets held-for-sale as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	7,360,637	7,360,637
Salaries		541,141	2,096,748	2,637,889
Retirement benefit expense		48,995	236,508	285,503
Welfare and benefit expense		64,609	248,337	312,946
Insurance expense		6,719	51,636	58,355
Depreciation		107,871	5,732,524	5,840,395
Amortization of intangible assets		45,359	39,524	84,883
Bad debts expense		2,535	—	2,535
Commission		168,499	140,992	309,491
Advertising expense		12,551	3,229	15,780
Training expense		1,730	4,433	6,163
Vehicle maintenance expense		4,073	3,654	7,727
Publishing expense		1,675	1,405	3,080
Business promotion expense		1,451	1,578	3,029
Rent expense		15,951	74,258	90,209
Telecommunication expense		4,534	5,884	10,418
Transportation expense		377	15,288	15,665
Taxes and dues		71,178	316,657	387,835
Expendable supplies expense		3,479	20,272	23,751
Water, light and heating expense		6,078	18,710	24,788
Repairs and maintenance expense		33,767	1,068,637	1,102,404
Ordinary development expense		89,232	222,838	312,070
Travel expense		5,577	33,719	39,296
Clothing expense		2,808	2,888	5,696
Survey and analysis expense		407	1,651	2,058
Membership fee		956	7,741	8,697
Power purchase		—	9,309,438	9,309,438
Others		63,408	463,210	526,618

	~~W~~	1,304,960	27,482,396	28,787,356

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the six-month periods ended June 30, 2021 and 2020 are as follows, continued:

In millions of won	June 30, 2020
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	6,884,401	6,884,401
Salaries		514,778	2,033,503	2,548,281
Retirement benefit expense		45,541	211,012	256,553
Welfare and benefit expense		66,136	235,490	301,626
Insurance expense		6,323	46,967	53,290
Depreciation		106,921	5,534,870	5,641,791
Amortization of intangible assets		35,697	41,913	77,610
Bad debt expense		18,966	—	18,966
Commission		199,732	155,890	355,622
Advertising expense		12,361	3,179	15,540
Training expense		2,048	4,306	6,354
Vehicle maintenance expense		4,171	3,512	7,683
Publishing expense		1,524	1,482	3,006
Business promotion expense		1,770	1,818	3,588
Rent expense		13,221	82,596	95,817
Telecommunication expense		4,438	5,087	9,525
Transportation expense		660	2,498	3,158
Taxes and dues		57,331	278,455	335,786
Expendable supplies expense		3,897	20,765	24,662
Water, light and heating expense		6,931	15,483	22,414
Repairs and maintenance expense		30,414	1,119,904	1,150,318
Ordinary development expense		76,143	223,228	299,371
Travel expense		5,987	31,709	37,696
Clothing expense		3,281	3,393	6,674
Survey and analysis expense		379	1,491	1,870
Membership fee		976	6,726	7,702
Power purchase		—	8,295,057	8,295,057
Others		59,734	821,201	880,935

	~~W~~	1,279,360	26,065,936	27,345,296

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

43.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In won	June 30, 2021			June 30, 2020
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Basic earnings (loss) per share	~~W~~	(1,084)	(950)	259	295

(2)

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won except number of shares	June 30, 2021			June 30, 2020
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Net profit (loss) attributable to controlling interest	~~W~~	(695,836)	(610,120)	166,212	189,191
Profit (loss) used in the calculation of total basic earnings per share		(695,836)	(610,120)	166,212	189,191
Weighted average number of common shares		641,964,077	641,964,077	641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic earnings (loss) per share for the three and six-month periods ended June 30, 2021 and 2020 are as follows:

In number of shares	June 30, 2021		June 30, 2020
Type	Three-Month period ended	Six-month period ended	Three-month period ended	Six-month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the three and six-month periods ended June 30, 2021 and 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Total borrowings and debt securities	~~W~~	73,931,469	69,724,581
Cash and cash equivalents		2,727,459	2,029,584

Net borrowings and debt securities		71,204,010	67,694,997

Total equity		69,692,707	70,666,846

Debt to equity ratio		102.17%	95.79%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them are considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021		December 31, 2020
Cash and cash equivalents	~~W~~	2,727,459	2,029,584
Financial assets at fair value through profit or loss (*1)		2,666,720	1,808,404
Derivative assets (trading)		239,568	110,764
Financial assets at amortized cost		15,364	14,422
Loans		873,885	790,162
Long-term/short-term financial instruments		1,418,127	2,062,103
Derivative assets (applying hedge accounting)		126,602	55,649
Trade and other receivables		9,266,075	9,780,039
Financial guarantee contracts (*2)		3,358,227	3,224,696

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won		June 30, 2021			December 31, 2020
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	492,738	(431,552)	488,087	(425,708)
Discount rate	Increase (decrease) in defined benefit obligation		(428,041)	503,349	(443,527)	524,856

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the six-month periods ended June 30, 2021 and 2020 are ~~W~~12,911 million and ~~W~~10,461 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of June 30, 2021 and December 31, 2020 are as follows:

Type	Accounts	June 30, 2021	December 31, 2020
PCBs	Inflation rate	1.06%	1.06%
	Discount rate	1.83%	1.83%
Nuclear plants	Inflation rate	1.07%	1.07%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won		June 30, 2021			December 31, 2020
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(234)	235	(292)	293
	Nuclear plants		(322,215)	331,993	(326,926)	336,928
	Spent fuel		(51,455)	53,463	(51,558)	53,571
Inflation rate	PCBs		237	(236)	295	(294)
	Nuclear plants		361,586	(351,248)	357,676	(347,450)
	Spent fuel		54,236	(52,269)	54,345	(52,375)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of June 30, 2021 and December 31, 2020 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
AED	68,956	39,678	34,066	31,594
AUD	132	133	711,670	707,538
BDT	46,021	93,442	—	—
BWP	961	890	—	—
EGP	—	—	773	948
CAD	87	247	2,587	1,840
CHF	—	—	500,382	500,406
CZK	—	—	1,720	2,033
EUR	853	310	53,769	121,069
GBP	—	—	93	43
HKD	—	—	1,651,598	1,651,839
IDR	826,563	342,496	477,279	555,241
INR	1,413,986	1,231,895	144,307	155,134
JOD	1,766	1,673	3	—
JPY	900,177	825,269	4,929	484,585
KZT	1,510	1,510	—	—
MGA	6,908,841	5,645,349	—	—
MMK	199,053	11,032	—	—
MYR	36,289	—	—	—
PHP	285,746	191,122	118,101	104,161
PKR	414,546	371,328	1,972	12,222
SAR	2,407	2,178	—	—
SEK	—	—	450,355	449,824
USD	1,339,037	1,445,522	12,509,471	12,234,563
UYU	136,066	78,265	1,811	1,585
VND	777,527	672,563	—	—
ZAR	5,411	303	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,414,795)	1,414,795	(1,336,821)	1,336,821
Increase (decrease) of equity (*)		(1,414,795)	1,414,795	(1,336,821)	1,336,821

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of June 30, 2021 and December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of June 30, 2021, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
Type	June 30, 2021		December 31, 2020
Short-term borrowings	~~W~~	201,471	171,518
Long-term borrowings		2,151,477	2,191,322
Debt securities		254,658	250,968

	~~W~~	2,607,606	2,613,808

A sensitivity analysis on the Group’s long-term borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(13,038)	13,038	(26,138)	26,138
Increase (decrease) of shareholder’s equity (*)		(13,038)	13,038	(26,138)	26,138

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the six-month periods ended June 30, 2021 and 2020 is as follows:

In millions of won	June 30, 2021			June 30, 2020
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	268,765	(268,765)	266,000	(266,000)
Increase (decrease) of shareholder’s equity (*)		268,765	(268,765)	266,000	(266,000)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of June 30, 2021 and December 31, 2020 in detail are as follows:

In millions of won	June 30, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	16,670,586	10,830,861	25,808,285	32,911,596	86,221,328
Lease liabilities		598,721	594,551	1,530,206	2,310,810	5,034,288
Trade and other payables		6,232,875	389,386	919,688	1,173,718	8,715,667
Financial guarantee contracts (*)		22,054	358,730	2,777,526	199,917	3,358,227

	~~W~~	23,524,236	12,173,528	31,035,705	36,596,041	103,329,510

In millions of won	December 31, 2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	12,413,346	10,919,041	24,778,020	34,215,888	82,326,295
Lease liabilities		614,442	569,161	1,564,377	2,461,557	5,209,537
Trade and other payables		5,679,856	373,907	894,903	1,167,171	8,115,837
Financial guarantee contracts (*)		926,244	348,860	26,230	1,923,362	3,224,696

	~~W~~	19,633,888	12,210,969	27,263,530	39,767,978	98,876,365

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of June 30, 2021 and December 31, 2020 are ~~W~~87,831 million and ~~W~~66,354 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of June 30, 2021 and December 31, 2020. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of June 30, 2021 and December 31, 2020 in detail are as follows:

In millions of won	June 30, 2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other	Total
Cash and cash equivalents	~~W~~	2,727,459	—	—	—	2,727,459
Financial assets at fair value through other comprehensive income		—	—	—	391,899	391,899
Financial assets at amortized cost		14,154	1,205	5	—	15,364
Loans		77,629	379,717	447,651	—	904,997
Long-term/short-term financial instruments		808,250	262,890	418	346,569	1,418,127
Financial assets at fair value through profit or loss		2,044,847	333	1,188	699,114	2,745,482
Trade and other receivables		7,454,749	1,053,549	762,665	—	9,270,963

	~~W~~	13,127,088	1,697,694	1,211,927	1,437,582	17,474,291

In millions of won	December 31, 2020
Type	Less than 1 year		1~5 Years	More than 5 years	Other	Total
Cash and cash equivalents	~~W~~	2,029,584	—	—	—	2,029,584
Financial assets at fair value through other comprehensive income		—	—	—	358,559	358,559
Financial assets at amortized cost		13,149	1,265	8	—	14,422
Loans		78,805	385,571	325,212	31,506	821,094
Long-term/short-term financial instruments		1,483,482	252,349	386	325,886	2,062,103
Financial assets at fair value through profit or loss		1,196,101	—	2,690	682,591	1,881,382
Trade and other receivables		7,920,005	1,160,400	704,494	—	9,784,899

	~~W~~	12,721,126	1,799,585	1,032,790	1,398,542	16,952,043

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		1,449	7,801	(60,202)	(3,449)	(54,401)
- Hedging		(25,076)	(6,479)	(21,368)	(35,946)	(88,869)

	~~W~~	(23,627)	1,322	(81,570)	(39,395)	(143,270)

In millions of won	December 31, 2020
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading		(12,777)	(22,827)	(118,704)	(4,380)	(158,688)
- Hedging		(37,858)	(39,528)	(75,450)	(55,208)	(208,044)

	~~W~~	(50,635)	(62,355)	(194,154)	(59,588)	(366,732)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	391,899	391,899	358,559	358,559
Derivative assets (trading)		239,568	239,568	110,764	110,764
Derivative assets (applying hedge accounting)		126,602	126,602	55,649	55,649
Financial assets at fair value through profit or loss		2,745,482	2,745,482	1,881,382	1,881,382

	~~W~~	3,503,551	3,503,551	2,406,354	2,406,354

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	15,364	15,364	14,422	14,422
Loans and receivables		873,885	873,885	790,162	790,162
Trade and other receivables		9,266,075	9,266,075	9,780,039	9,780,039
Long-term financial instruments		609,877	609,877	578,621	578,621
Short-term financial instruments		808,250	808,250	1,483,482	1,483,482
Cash and cash equivalents		2,727,459	2,727,459	2,029,584	2,029,584

	~~W~~	14,300,910	14,300,910	14,676,310	14,676,310

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	59,655	59,655	157,926	157,926
Derivative liabilities (applying hedge accounting)		79,963	79,963	207,193	207,193

	~~W~~	139,618	139,618	365,119	365,119

Liabilities carried at amortized cost
Secured borrowings	~~W~~	190,789	190,789	63,614	63,614
Unsecured bond		65,470,836	69,556,325	64,607,401	68,839,316
Lease liabilities		4,476,230	4,476,230	4,621,096	4,621,096
Unsecured borrowings		8,269,844	8,124,477	4,808,206	5,513,242
Trade and other payables (*)		8,715,667	8,715,667	8,115,837	8,115,837
Bank overdraft		—	—	245,360	245,360

	~~W~~	87,123,366	91,063,488	82,461,514	87,398,465

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of June 30, 2021 and December 31, 2020 are as follows:

Type	June 30, 2021	December 31, 2020
Derivatives	(-) 0.70% ~ 3.08%	(-) 0.73% ~ 3.08%
Borrowings and debt securities	(-) 1.81% ~ 4.38%	(-) 0.53% ~ 4.38%
Leases	0.22% ~ 16.83%	0.57% ~ 16.60%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	226,032	—	165,867	391,899
Derivative assets		—	366,170	—	366,170
Financial assets at fair value through profit or loss		—	2,739,697	5,785	2,745,482

	~~W~~	226,032	3,105,867	171,652	3,503,551

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	139,618	—	139,618

In millions of won	December 31, 2020
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	194,670	—	163,889	358,559
Derivative assets		—	166,413	—	166,413
Financial assets at fair value through profit or loss		—	1,875,690	5,692	1,881,382

	~~W~~	194,670	2,042,103	169,581	2,406,354

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	365,119	—	365,119

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the six-month period ended June 30, 2021 and for the year ended December 31, 2020 are as follows:

In millions of won	June 30, 2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	93	—	—	5,785
Financial assets at fair value through other comprehensive income Unlisted securities		163,889	3,376	—	(309)	(13)	(1,076)	165,867

In millions of won	December 31, 2020
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,156	359	—	623	(446)	—	5,692
Financial assets at fair value through other comprehensive income Unlisted securities		177,968	2,900	—	(23,128)	(1)	6,150	163,889

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

45.	Service Concession Arrangements

(1)	Gas Complex - Thermal Power Plant at Ilijan, Philippines (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with National Power Corporation (the “NPC”), based in the Republic of the Philippines whereby the Group can collect the electricity rates which are composed of fixed costs and variable costs during the concession period from 2002 to 2022 after building, rehabilitating, and operating the power plant.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2002 to 2022. At the end of the concession period, the Group has an obligation to transfer its ownership of the power plant to NPC.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2021 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	108,197

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	The Group’s expected future collections of service concession arrangements as of June 30, 2021 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	28,179
1 ~ 2 years		28,211
2 ~ 3 years		28,341
Over 3 years		528,440

	~~W~~	613,171

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties

(1)	Related parties of the Group as of June 30, 2021 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (144 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., Korea Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Hee mang sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha Solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, Elara Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., Prime Swedish Holding AB

Associates (85 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Jeju SolarOne Co., Ltd., Goesan Solar Park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., KOSTURE Co., Ltd., Digital Innovation Growth Fund

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(1)	Related parties of the Group as of June 30, 2021 are as follows, continued:

Type	Related party

Joint ventures (90 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., DAYONE Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco LLC, CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd.

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the six-month periods ended June 30, 2021 and 2020 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	June 30, 2021		June 30, 2020
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	48,774	50,712
GS Donghae Electric Power Co., Ltd.	Electricity sales		10,778	16,120
Dongducheon Dream Power Co., Ltd.	Electricity sales		8,565	4,262
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		13,992	12,174
Hyundai Green Power Co., Ltd.	Electricity sales, design service and others		10,138	11,632
S-Power Co., Ltd.	Service		2,986	3,305
Korea Electric Power Industrial Development Co., Ltd.	Service		6,105	6,474
Korea Power Exchange	Service		10,958	13,750
Daeryun Power Co., Ltd.	Electricity sales		933	978
Goseong Green Power Co., Ltd.	Electricity sales		131,182	10,313
Gangwon Wind Power Co., Ltd.	Electricity sales		1,766	2,045
PT. Cirebon Electric Power	Others		9,503	6,087
Busan Green Energy Co., Ltd.	Electricity sales		32	9
Hyundai Eco Energy Co., Ltd.	Electricity sales		81	79
PT. Bayan Resources TBK	Others		80,660	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		297	362
SPC Power Corporation	Others		13,177	5,564
Noeul Green Energy Co., Ltd.	Electricity sales		15	15
Gangneung Eco Power Co., Ltd.	Service		6,499	4,662
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 41 others)	Electricity sales		6,480	14,753

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		1,150	1,328
KAPES, Inc.	Commission		191	185
Daegu Green Power Co., Ltd.	Electricity sales		513	715
Daesan Green Energy Co., Ltd.	Electricity sales		299	37
Nawah Energy Company	Service		43,708	66,901
KEPCO SPC Power Corporation	Others		24,838	16,879
Amman Asia Electric Power Company	Others		5,044	8,606
Seokmun Energy Co., Ltd.	Service		1,034	1,255
Yeongam Solar Power Co., Ltd.	Electricity sales		159	41
Solaseado Solar Power Co., Ltd.	Electricity sales		—	942
Yeonggwang Wind Power Co., Ltd.	Electricity sales		438	461
Rabigh Electricity Company	Service		191	576
Kelar S.A.	Service		8,486	1,919
Cheongna Energy Co., Ltd.	Electricity sales		8,752	4,347
Datang Chifeng Renewable Power Co., Ltd	Others		—	13,453
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		903	963
Others (Busan Shinho Solar Power Co., Ltd. and 46 others)	Electricity sales		394,516	373,205

<Others>
Korea Development Bank	Electricity sales		1,987	1,770
	Interest income		491	2,961

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(3)	Related party transactions for the six-month periods ended June 30, 2021 and 2020 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	June 30, 2021		June 30, 2020

<Associates>
Korea Gas Corporation	Fuel purchase	~~W~~	2,258,103	1,806,750
GS Donghae Electric Power Co., Ltd.	Electricity purchase		332,009	325,469
Dongducheon Dream Power Co., Ltd.	Electricity purchase		296,912	242,996
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		261,866	302,787
Hyundai Green Power Co., Ltd.	Design service		—	219,728
S-Power Co., Ltd.	Service		255,323	208,163
Korea Electric Power Industrial Development Co., Ltd.	Service		125,884	115,561
Korea Power Exchange	Service		42,705	44,372
Daeryun Power Co., Ltd.	Electricity purchase		58,704	44,222
Goseong Green Power Co., Ltd.	Electricity purchase		210,694	—
Gangwon Wind Power Co., Ltd.	Electricity purchase		8,948	11,859
Busan Green Energy Co., Ltd.	Electricity purchase		7,138	10,918
Hyundai Eco Energy Co., Ltd.	Electricity purchase		8,850	9,809
Samcheok Eco Materials Co., Ltd.	Electricity purchase		4,616	4,793
Noeul Green Energy Co., Ltd.	Electricity purchase		3,998	6,172
Gangneung Eco Power Co., Ltd.	Service		—	113
Others (YeongGwang Yaksu Wind Electric Co., Ltd. and 41 others)	Electricity purchase		77,963	22,203

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity purchase		140,058	126,069
KAPES, Inc.	Commission		36,875	145,011
Daegu Green Power Co., Ltd.	Electricity purchase		124,102	114,980
Daesan Green Energy Co., Ltd.	Electricity purchase		52,188	—
Amman Asia Electric Power Company	Others		—	102
Seokmun Energy Co., Ltd.	Service		21,198	21,274
Yeongam Solar Power Co., Ltd.	Electricity purchase		4,947	—
Solaseado Solar Power Co., Ltd.	Electricity purchase		18,205	—
Yeonggwang Wind Power Co., Ltd.	Electricity purchase		8,732	6,397
Cheongna Energy Co., Ltd.	Electricity purchase		62	67
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		6,882	2,931
Others (Busan Shinho Solar Power Co., Ltd. and 46 others)	Electricity purchase		37,595	24,830

<Others>
Korea Development Bank	Interest expense		1,430	4,974
	Dividends		256,870	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	7,569	9,969	—	—
	Non-trade receivables and others		37	95	—	—
	Trade payables		—	—	432,845	428,763
	Non-trade payables and others		—	—	84	617
GS Donghae Electric power Co., Ltd.	Trade receivables		361	386	—	—
	Non-trade receivables and others		8,031	321	—	—
	Trade payables		—	—	89,052	91,213
	Non-trade payables and others		—	—	4	36
Goseong Green Power Co., Ltd.	Trade receivables		1,621	2,181	—	—
	Non-trade receivables and others		10,942	9,214	—	—
	Trade payables		—	—	71,485	—
	Non-trade payables and others		—	—	62,475	64,986
Korea Power Exchange	Trade receivables		953	1,608	—	—
	Non-trade receivables and others		—	24	—	—
	Trade payables		—	—	1,218	1,362
	Non-trade payables and others		—	—	55,589	70,456
Dongducheon Dream Power Co., Ltd.	Trade receivables		4,530	388	—	—
	Non-trade receivables and others		243	213	—	—
	Trade payables		—	—	33,117	65,794
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,335	1,348	—	—
	Non-trade receivables and others		2,530	2,823	—	—
	Trade payables		—	—	51,164	47,948
	Non-trade payables and others		—	—	236	85
S-Power Co., Ltd.	Trade receivables		77	137	—	—
	Non-trade receivables and others		48	46	—	—
	Trade payables		—	—	42,403	23,415
	Non-trade payables and others		—	—	20	—
Daeryun Power Co., Ltd.	Trade receivables		134	189	—	—
	Trade payables		—	—	13,284	16,079
Busan Green Energy Co., Ltd.	Trade receivables		5	5	—	—
	Non-trade receivables and others		18,260	13,946	—	—
Hyundai Green Power Co., Ltd.	Trade receivables		229	554	—	—
	Trade payables		—	—	—	9,825
Others (Korea Electric Power Industrial Development Co., Ltd. and 35 others)	Trade receivables		1,563	1,576	—	—
	Non-trade receivables and others		9,302	8,165	—	—
	Trade payables		—	—	7,015	4,996
	Non-trade payables and others		—	—	7,800	4,785

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of June 30, 2021 and December 31, 2020 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	June 30, 2021		December 31, 2020	June 30, 2021	December 31, 2020
<Joint ventures>
Nawah Energy Company	Trade receivables	~~W~~	45,509	49,280	—	—
	Non-trade receivables and others		3,139	2,062	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		103	98	—	—
	Non-trade receivables and others		330	165	—	—
	Trade payables		—	—	22,988	27,428
Daegu Green Power Co., Ltd.	Trade receivables		57	44	—	—
	Non-trade receivables and others		72	55	—	—
	Trade payables		—	—	19,467	26,213
KAPES, Inc.	Trade receivables		1	2	—	—
	Non-trade receivables and others		—	5,172	—	—
	Non-trade payables and others		—	—	4,677	20,577
Seokmun Energy Co., Ltd.	Trade receivables		29	62	—	—
	Non-trade receivables and others		141	9,460	—	—
	Trade payables		—	—	6,316	4,898
	Non-trade payables and others		—	—	—	9,559
DAYONE Energy Co., Ltd.	Trade receivables		55	57	—	—
	Non-trade receivables and others		11,477	11,749	—	—
	Trade payables		—	—	501	10
	Non-trade payables and others		—	—	9,527	9,119
Amman Asia Electric Power Company	Non-trade payables and others		—	—	20,474	20,134
Yeongam Solar Power Co., Ltd.	Trade receivables		23	26	—	—
	Trade payables		—	—	—	14,652
Kelar S.A.	Trade receivables		2,966	2,183	—	—
	Non-trade receivables and others		13,423	10,893	—	—
Others (Daesan Green Energy Co., Ltd. and 30 others)	Trade receivables		24,235	9,014	—	—
	Non-trade receivables and others		19,600	9,228	—	—
	Trade payables		—	—	2,688	12,136
	Non-trade payables and others		—	—	1,714	92,780

<Others>
Korea Development Bank	Accrued interest income		175	51	—	—
	Non-trade receivables and others		103,035	206,916	—	—
	Non-trade payables and others		—	—	108	123
	Derivatives		33,913	20,167	9,792	20,001

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	27,149	34	—	968	28,151
	(Allowance for doubtful accounts)		(5,246)	—	—	(1,286)	(6,532)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		19,692	—	—	760	20,452
Associates	PT Wampu Electric Power		12,358	—	(662)	915	12,611
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		3,500	757	—	—	4,257
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		—	8,673	—	—	8,673
Joint ventures	Solaseado Solar Power Co., Ltd.		64,000	—	—	—	64,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		4,844	1,175	(283)	189	5,925
Joint ventures	Horus Solar, S.A. de C.V.		13,380	1,253	(843)	520	14,310
Joint ventures	Sunmex Renovables, S.A. de C.V.		1,842	1,293	—	66	3,201
Joint ventures	Kelar S.A.		39,616	—	—	1,869	41,485
Joint ventures	DE Energia SpA		6,232	—	—	241	6,473
Joint ventures	Daehan Wind Power PSC		10,700	1,927	—	407	13,034
Joint ventures	PT. Tanjung Power Indonesia		705	156	—	27	888
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	10,007	—	(403)	9,604
Joint ventures	Guadalupe Solar SpA		—	1,633	—	—	1,633
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		—	5,481	—	50,519	56,000

		~~W~~	205,205	32,389	(1,788)	54,792	290,598

(6)	Borrowings arising from related party transactions as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won
Related parties	Type	December 31, 2020		Borrowings	Repayment	Others	June 30, 2021
Korea Development Bank	Facility	~~W~~	50,293	—	(5,414)	—	44,879
	Others		2,946	—	(219)	—	2,727
	Operating funds		144,300	—	(100,000)	—	44,300
	Syndicated Loan		15,923	—	(1,038)	(469)	14,416
	EBL		40,093	24,771	—	1,820	66,684

		~~W~~	253,555	24,771	(106,671)	1,351	173,006

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2021 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD	1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,439,920
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*11)	USD	206,494	EFS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD	158,718	EFS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*11)	USD	135,783	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees for other business	SAR	6,508	Hana Bank
		Performance guarantees	SAR	68,054
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	10,751	Kookmin Bank and others
		Guarantees for supplemental funding and others (*1)		—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	71,749
		Impounding bonus guarantees	USD	5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,120	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*6)	KRW	39,415	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW	1,576	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	209	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	76,872	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW	3,100	Nonghyup Bank
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	5,645	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW	5,041	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW	6,299	Hana Bank and others
		Guarantees for supplemental funding (*1)		—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW	696	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW	484	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW	3,089	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW	386	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW	6,925	Nonghyup Bank and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,453	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	14,688	Kookmin Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	25,544	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW	90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,933	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	253,294	Korea Development Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,157	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,313	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	23,342	IBK
		Guarantees for supplemental funding (*1)	KRW	18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	14,279	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	Sumitomo mitsui banking
		Other guarantees	USD	3,150	PT Adaro Indonesia
		Guarantees for supplemental funding (*1)		—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW	41,295	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW	36,573	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW	8,503	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD	5,728
		Payment guarantees (*9)	USD	1,066	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW	352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW	437	Shinhan Bank and others
		Guarantees for supplemental funding (*1)		—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW	10,397	Hana Bank and others
		Guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,125	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)		—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,368	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW	8,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	22,432	Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD	57,987	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD	3,600	Shinhan Bank
		Payment guarantees (*8)	USD	1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,159	Woori Bank and Shinhan Bank and others
		Performance guarantees		—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	3,316	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*3)		—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	6,915	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*10)		—	IBK and others
		Guarantees for supplemental funding (*1)	KRW	30,000
		Guarantees for other supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW	10,677	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)		—
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Performance guarantees		—	SK Securities.Co., LTD., KDB Capital Corporation and others
		Collateralized money invested	KRW	10,740
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW	79,642	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW	1,524	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW	759	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW	202	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW	1,241	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW	910	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW	343	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	121,657	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD	10,038	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD	4,817	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	1,594	IBK
		Guarantees for supplemental funding and others (*1)		—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW	594	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	351	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,805	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	1,273	IBK
Korea Midland Power Co., Ltd.	Goesan Solar Park Co., Ltd.	Collateralized money invested	KRW	1,704	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,454	IBK and others
		Guarantees for supplemental funding (*1)		—
Korea Midland Power Co., Ltd.	Energyco LLC	Collateralized money invested	KRW	1,860	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW	319	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW	41	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to related parties as of June 30, 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit		Guarantee
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW	100	Nonghyup Bank
Korea South-East Power Co., Ltd.	DAYONE Energy Co., Ltd.	Collateralized money invested (*4)		—	IBK
		Guarantees for supplemental funding and others (*1,5)	KRW	76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW	16,039	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW	17,034	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others (*1,2)	KRW	2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	2,454	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,324	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW	1,108	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,675	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,025	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	3,921	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW	6,153	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,533	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW	10,703	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	4,510	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	7,843	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW	5,130	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,828	Woori Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested (*7)		—	Shinhan Bank
		Guarantees for supplemental funding (*1)		—

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

The Group has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Group to dispose of shares in ESPG held by the Group and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of June 30, 2021, the Group has recognized derivative liabilities of W6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*4)

The Group recognized an impairment loss on all of the equity securities of DAYONE Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is W47,067 million.

(*5)

Pursuant to the guarantee agreement, the Group recognized other provisions of W26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*6)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*7)

The Group recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is W461 million.

(*8)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).
(*9)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*10)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is W29,200 million.

(*11)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

46.	Related Parties, Continued

(8)	As of June 30, 2021, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of June 30, 2021 are as follows:

(i)	Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate
		Pay		Receive	Pay (%)	Receive (%)
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

In millions of won and thousands of USD except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate
			Pay		Receive
Korea Development Bank	2017.12.27	2021.07.12	~~W~~	104,849	USD 100,000	~~W~~	1,048.49
	2021.04.01	2021.10.01		56,599	USD 50,178		1,127.95
	2021.06.11	2021.07.09		5,560	USD 5,000		1,112.04
	2021.06.25	2021.07.28		11,323	USD 10,000		1,132.30
	2021.06.30	2021.07.16		5,644	USD 5,000		1,128.70

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	June 30, 2021			June 30, 2020
Type	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Salaries	~~W~~	622	811	728	917
Employee benefits		5	13	18	32

	~~W~~	627	824	746	949

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won
Transactions	June 30, 2021		June 30, 2020
Transfer from construction-in-progress to other assets	~~W~~	5,551,157	4,358,767
Recognition of asset retirement cost and related provision for decommissioning costs		150,313	114,813
Transfer from provision for disposal of used nuclear fuel to accrued expenses		240,670	192,248
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		10,198,066	6,786,498
Transfer from inventory to stored nuclear fuel		401,802	230,102
Transfer of right-of-use assets due to change in accounting policy and others		49,668	137,393

(2)	Changes in liabilities incurred from financing activities for the six-month periods ended June 30, 2021 and 2020 are as follows:

In millions of won	June 30, 2021
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	69,724,581	3,678,242	—	528,646	73,931,469
Lease liabilities		4,621,096	(322,048)	43,484	133,698	4,476,230

	~~W~~	74,345,677	3,356,194	43,484	662,344	78,407,699

In millions of won	June 30, 2020
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	67,876,541	2,439,902	—	392,660	70,709,103
Lease liabilities		5,070,133	(353,977)	128,230	202,086	5,046,472

	~~W~~	72,946,674	2,085,925	128,230	594,746	75,755,575

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	56,574	16,038	56,574	16,038
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	25,292	36,143	29,898
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	5,540	40,010	8,328
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	2,244
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		—	—	59,716	37,249
Purchase of switch (Eco) 9,360 units		—	—	40,631	24,031
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		46,674	13,065	37,288	23,100
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 464,000M		93,520	33,774	82,622	51,130
Purchase of cable (TR CNCE-W,1C,325SQ) 485,200M		60,186	20,151	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		52,255	19,885	42,068	35,358
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments		91,831	46,091	91,889	80,904
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		54,714	45,037	—	—
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	29,600	—	—
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		43,850	30,808	—	—
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		34,425	34,425	—	—
Construction of Shin-Kori units (#5,6)		8,625,387	2,725,940	8,625,387	3,256,117
Construction of Shin-Hanul units (#1,2)		9,526,491	—	9,443,635	160,512
Other 30 contracts		740,555	661,355	107,586	58,466
Service of designing Seoul Combined units (#1,2)		31,841	934	31,841	984
Service of designing Shin-Boryeong units (#1,2)		121,179	243	121,163	521
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	20,653	305,209	29,042
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	7,285	105,226	8,279
Electricity construction of Shin-Seocheon thermal power plant		332,104	2,937	282,234	13,524
Purchase of main machine for Jeju LNG combined		166,287	11,182	166,287	11,182
Service of designing Taean units (#9,10)		112,909	13,029	112,813	12,933
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	40,450	104,600	41,840
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		210,900	143,635	210,900	147,630
Construction of Gimpo combined heat & power plant		118,933	87,709	—	—
Purchase of coal handling machine for construction of Samcheok units (#1,2)		285,158	16,976	285,158	22,751
Purchase of furnace main equipment for construction of Samcheok units (#1,2)		—	—	1,065,141	11,609
Purchase of turbine main equipment for Samcheok units (#1,2)		—	—	211,349	125
Purchase of main equipment for Namjeju		140,144	3	140,144	112

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of June 30, 2021, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,625 Ton U (contract periods : 2014 ~ 2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of June 30, 2021 and December 31, 2020 are as follows:

In millions of won	June 30, 2021			December 31, 2020
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	707	~~W~~	629,918	663	~~W~~	550,535
As the plaintiff	221		753,980	200		729,798

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal has been dismissed on May 29, 2020, resulting in plaintiffs’ loss. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019, but the appeal had been closed on April 29, 2021. The Group joined these litigations as a stakeholder after obtaining permission from the court.

As of June 30, 2021, in connection with Shin-Hanul unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of June 30, 2021.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Group:

①

There is an ongoing claim against the Group from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Group recognized ~~W~~11,730 million as litigation provisions in relation to the lawsuit.

②

There is an ongoing second trial against the Group regarding the completion of the waste oil refining power generation plant of Next energy Co., Ltd. The Group recognized the amount of probable outflow of resources as a provision.

③

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~9,685 million as litigation provisions in relation to the lawsuit as of June 30, 2021.

In addition to the abovementioned significant ongoing claims, there are 8 arbitration cases pertaining to the Group as of June 30, 2021 and the significant arbitration cases for the six-month period ended June 30, 2021 are as follows:

①

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

②

Two companies including GE Energy Products France SNC filed an arbitration against the Group to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Group has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of June 30, 2021 are as follows:

①

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

②

The Group has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Group has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the equity bridge loan (EBL) guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤

The Group has provided USD 16,000 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

⑥

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga.

⑦

The Group has provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co.,Ltd. (contract amount : W14,700 million) to the financial institution agents, thus the Group is liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Group will be liable to pay compensation for the shortage. The Group has recognized a provision based on the assessment of expected outflow of resources.

⑧	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

⑨	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,907,215 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

⑩

The Group has provided Export-Import Bank of Korea and others a performance guarantee up to USD 12,090 thousand for the excess project costs of hydroelectric power generation project of Tanggamus, Indonesia.

The Group has provided Export-Import Bank of Korea and others a borrowing guarantee up to USD 5,911 thousand for the DSRA guarantee of hydroelectric power generation project of Tanggamus, Indonesia.

The Group has provided PT. Cirebon Energi Prasarana a performance guarantee up to USD 43,500 thousand for the fulfillment of subscription obligation regarding Cirebon 2 coal-fired power generation project in Indonesia.

The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

The Group has provided Morgan Stanley Capital Group Inc. a performance guarantee up to USD 30,000 thousand for the implementation of photovoltaic power generation project in USA.

The Group has provided Morgan Stanley Renewables Inc. a performance guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of June 30, 2021 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,866,500
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000
Limit amount available for CP	Hana Bank	KRW	1,150,000
Limit amount available for card	Hana Bank and others	KRW	47,104
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	2,030,008
	DBS Bank Ltd and others	USD	1,849,700
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	907,026
	Shinhan Bank	JPY	707,337
	Mizuho Bank	MXN	3,666
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	87,041
	First Abu Dhabi Bank and others	USD	1,042,186
	Korea Development Bank and others	JPY	637,670
	Hana Bank	EUR	4,065
	Shinhan Bank	INR	6,806
	Hana Bank	CAD	148
	Hana Bank	SAR	68,054
Certification of bidding	Hana Bank	USD	10,000
	Hana Bank and others	EUR	72
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	40,153
	Export-Import Bank of Korea and others	USD	549,771
	Hana Bank	SAR	6,508
	Hana Bank	MXN	20,538
Others	Nonghyup Bank and others	KRW	663,722
	Export-Import Bank of Korea and others	USD	2,589,513
	Standard Chartered	AED	50
	Shinhan Bank	MXN	6,471
	Hana Bank	EUR	34
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	35,800
	Shinhan Bank	INR	70,028
Trade finance	BNP Paribas and others	USD	750,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of June 30, 2021, blank check and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	190,800	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	521,281	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of June 30, 2021, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from Korea Energy Agency as of June 30, 2021. The Group has provided a blank check as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~67,881 million as of June 30, 2021, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~15 million and depreciation on the idle assets of ~~W~~1,854 million are recorded in other expenses for the six-month period ended June 30, 2021. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of June 30, 2021.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of June 30, 2021. The book value of facility is ~~W~~14,987 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ~~W~~2,911 million. The outcome of this event cannot be reasonably estimated as of June 30, 2021.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of June 30, 2021.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of June 30, 2021, and the resulting effects have not been reflected in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

50.	Subsequent Events

Subsequent to June 30, 2021, the Company and its subsidiaries including Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea East-West Power Co., Ltd. issued corporate bonds and global bond for the purposes of operations, repayment of debts, maintenance of facility and others as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate	Amount
Korea Electric Power Corporation	#1048 Corporate bond	2021.07.01	2023.07.01	1.50%	~~W~~	200,000
	#1049 Corporate bond	2021.07.01	2024.07.01	1.65%		200,000
	#1050 Corporate bond	2021.07.02	2023.07.02	1.51%		150,000
	#1051 Corporate bond	2021.07.02	2024.07.02	1.69%		150,000
	#1052 Corporate bond	2021.07.09	2024.07.09	1.63%		200,000
	#1053 Corporate bond	2021.07.09	2026.07.09	1.93%		200,000
	#1054 Corporate bond	2021.07.12	2026.07.12	1.94%		200,000
	#1055 Corporate bond	2021.07.12	2028.07.12	2.10%		100,000
	#1056 Corporate bond	2021.07.12	2031.07.12	2.20%		100,000
	#1057 Corporate bond	2021.08.04	2026.08.04	1.91%		300,000
	#1058 Corporate bond	2021.08.04	2031.08.04	2.05%		100,000
Korea South-East Power Co., Ltd.	#50-1 Corporate bond	2021.07.26	2023.07.26	1.52%		190,000
	#50-2 Corporate bond	2021.07.26	2031.07.26	2.10%		100,000
Korea Midland Power Co., Ltd.	#63-1 non-guaranteed Corporate bond	2021.07.14	2023.07.14	1.39%		70,000
	#63-2 non-guaranteed Corporate bond	2021.07.14	2024.07.14	1.69%		60,000
	#63-3 non-guaranteed Corporate bond	2021.07.14	2031.07.14	2.17%		30,000
	#8 Foreign currency Corporate bond	2021.08.09	2026.08.09	1.25%		USD 300,000
Korea Western Power Co., Ltd.	#49-1 Corporate bond	2021.07.29	2024.07.29	1.68%		110,000
	#49-2 Corporate bond	2021.07.29	2026.07.29	1.92%		130,000
	#49-3 Corporate bond	2021.07.29	2031.07.29	2.00%		30,000
Korea Southern Power Co., Ltd.	#61 Unsecured public bond	2021.07.28	2041.07.28	2.38%		50,000
Korea East-West Power Co., Ltd.	#21-5 Corporate bond	2021.07.14	2026.07.13	1.98%		90,000
	#21-6 Corporate bond	2021.07.14	2031.07.13	2.10%		10,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements, Continued

June 30, 2021 and 2020 (Unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the six-month periods ended June 30, 2021 and 2020 to the operating profit as presented in the Group’s consolidated interim statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	June 30, 2021			June 30, 2020
	Three-month period ended		Six-month period ended	Three-month period ended	Six-month period ended
Operating profit (loss) on the consolidated interim statements of comprehensive income (loss)	~~W~~	(764,789)	(193,141)	389,810	820,364
Add
Other income
Reversal of other provisions		4,400	6,581	18,322	19,892
Reversal of other allowance for doubtful accounts		79	79	2,441	2,465
Gains on government grants		70	198	58	129
Gains on assets contributed		6	2,911	12,047	22,484
Gains on liabilities exempted		1,625	1,722	384	1,214
Compensation and reparations revenue		20,055	53,719	20,902	40,397
Revenue from research contracts		1,788	2,066	—	682
Rental income		50,144	100,675	49,586	96,453
Others		10,969	21,094	7,268	13,816
Other gains
Gains on disposal of property, plant and equipment		13,128	22,274	—	56,163
Gains on disposal of intangible assets		—	—	1,556	1,556
Reversal of impairment losses on property, plant and equipment		—	—	6,737	6,737
Gains on foreign currency translation		—	6,606	4,853	16,872
Gains on foreign currency transactions		9,341	17,267	15,323	23,152
Gains on insurance proceeds		—	144	5,665	5,665
Others		66,230	127,998	112,712	173,955
Deduct
Other expenses
Compensation and reparations expense		(295)	(595)	(8,465)	(8,778)
Accretion expenses of other provisions		(747)	(1,111)	(58)	(114)
Depreciation expenses on investment properties		(363)	(725)	(364)	(735)
Depreciation expenses on idle assets		(878)	(1,854)	(1,638)	(3,276)
Other bad debt expense		(3,288)	(7,068)	(7,152)	(7,187)
Donations		(60,976)	(67,445)	(78,051)	(89,195)
Others		(4,235)	(11,140)	(4,321)	(7,376)
Other losses
Losses on disposal of property, plant and equipment		(20,638)	(29,058)	(17,084)	(19,253)
Losses on disposal of intangible assets		—	(37)	—	—
Losses on impairment of property, plant and equipment		(3,315)	(3,315)	(9,162)	(9,162)
Losses on impairment of intangible assets		—	—	(3,505)	(3,505)
Losses on foreign currency translation		(3,402)	(4,167)	(3,080)	(11,661)
Losses on foreign currency transactions		(7,595)	(21,132)	(9,526)	(31,626)
Others		(53,782)	(97,102)	(14,919)	(57,385)

Adjusted operating profit (loss)	~~W~~	(746,468)	(74,556)	490,339	1,052,743